北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

82-34642

21st June, 2002

02042299

Securities and Exchange
450 Fifth Street, N.W.,
Washington, D.C.20549.

RECEIVED
JUN 28 2002
164

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

Re: Beijing Enterprises Holdings Limited – Information Furnished Pursuant to Rule 12g-3-2(b) Under the Securities Exchange Act of 1934 (File No.82-5242)

SUPPL

Dear Sirs:

On behalf of Beijing Enterprises Holdings Limited, enclosed are copies of following documents to be furnished to the Securities and Exchange Commission (the "commission") pursuant to subparagraph (1) (iii) of Rule 12g-3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"):-

Date	Nature of Documents
29th April 2002	Circular-general mandates to repurchase shares and to issue new shares.
30th April 2002	Connected Transaction Announcement
30th April 2002	2001 Annual Report
16th May 2002	Extracts of the letter from Financial advisor regarding the waiver on assured entitlement to shares in San Yuan under share offer.
21st May 2002	Announcement of delaying in dispatch of circular.
14th June 2002	Connected transaction circular.

dw 7/2

Hong Kong Office 34/F., West Tower, Shun Tak Centre, 200 Connaught Road C., Hong Kong. Tel: (852) 2915 2898 Fax: (852) 2857 5084
Beijing Office 17/F., Block B, Tongtai Mansion, NO. 33 Jinrong Street, Fuxingmen, Xicheng District, Beijing, PRC. Postcode 100032 Tel: (8610) 8808 7800 Fax: (8610) 8808 6298-99
香港總公司 香港干諾道中200號信德中心西座34樓 電話：(852) 2915 2898 傳真：(852) 2857 5084
北京辦事處 中國北京市西城區復興門金融街33號通泰大廈B座17層 郵政編號：100032 電話：(8610) 8808 7800 傳真：(8610) 8808 6298-99

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions in connection with this matter, please contact Mr. Thomas Tsang at (852) 2105 6330

Very truly yours,

Thomas Tsang

(enclosures)

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

CONNECTED TRANSACTIONS

The board of directors of Beijing Enterprises Holdings Limited (the ``Company") together with its subsidiaries (the ``Group") wishes to announce that the conditions relating to the purchase of 15% equity interest in the issued share capital of Beijing San Yuan Foods Co., Ltd. (``San Yuan") by Beijing San Yuan Group Company (``San Yuan Group") in preparation of San Yuan for the proposed listing of its shares on the Shanghai Stock Exchange A share market (the ``Spin-off Reorganisation") have recently been fulfilled.

The Group has, prior to the completion of the Spin-off Reorganisation, entered into various agreements with San Yuan Group on:

1. Supply of raw fresh milk by San Yuan Group to San Yuan (the ``Milk Supply Agreement");

2. Provision of financial assistance by way of loans by the Group to San Yuan (the ``Advances");

3. Leases of properties by San Yuan Group to San Yuan (the ``Leases"); and

4. Provision of consolidated services by San Yuan Group to San Yuan (the ``Consolidated Services Agreement").

At the completion of the Spin-off Reorganisation, San Yuan Group's interest in San Yuan increased from 5% to 20% and become a substantial shareholder of San Yuan. Prior transactions between San Yuan Group and San Yuan and between the Group and San Yuan will therefore

constitute connected transactions of the Company under the Listing Rules immediately upon the completion of the Spin-off Reorganisation.

The transactions contemplated under the Milk Supply Agreement, the Leases and the Consolidated Services Agreement will also constitute ongoing connected transactions of the Company under the Listing Rules (the ``Ongoing Connected Transactions"). The Company has applied to the Stock Exchange for a waiver of strict compliance with the disclosure and/or shareholders approval requirements for each of the Ongoing Connected Transactions under the Listing Rules.

An EGM will be convened to consider and approve the Advances and the Milk Supply Agreement. An independent board committee comprising all the independent non-executive directors of the Company will be appointed to consider the matter and an independent financial adviser will be appointed to advise the independent board committee on the same. A circular containing inter alia, (i) details of the Advances and the Milk Supply Agreement; (ii) the advice of the independent financial adviser to the independent board committee of the Company; and (iii) the notice for convening the EGM will be dispatched to the shareholders of the Company in due course.

INTRODUCTION

The Board of the Company wishes to announce that the conditions relating to the purchase of 15% equity interest in the issued share capital of San Yuan by San Yuan Group in preparation of San Yuan for the proposed listing of its shares on the Shanghai Stock Exchange A share market have recently been fulfilled.

As San Yuan Group's interest in San Yuan increased from 5% to become a substantial stake of 20%, the prior arrangements between San Yuan Group and San Yuan and between the Group and San Yuan will constitute connected transactions of the Company under the Listing Rules immediately following the completion of the Spin-off Reorganisation.

MILK SUPPLY AGREEMENT

Parties

Supplier: San Yuan Group
Purchaser: San Yuan

Dates

23rd April 1997 as supplemented by a supplemental agreement dated 28th December 2001

Nature of the transaction

San Yuan Group shall provide or procure the supply of raw fresh milk to San Yuan with first priority right of supply to San Yuan.

Terms and consideration

Ten years commencing from 1st January 1997 at market price determined by reference to the prices offered by raw fresh milk market in Beijing.

Reason for the purchase

Over 40% of the raw fresh milk required by San Yuan is supplied by San Yuan Group and its subsidiaries. For the three years ended 31st December 2001, San Yuan paid approximately Rmb138 million, 233 million and 210 million (approximately HK$130 million, HK$219 million and HK$198 million) respectively to San Yuan Group for the purchase of raw fresh milk under the Milk Supply Agreement, representing approximately 2.7%, 4.2% and 3.4% respectively of the Group's NTA for the relevant year. It is expected that San Yuan's total purchase of raw fresh milk under the Milk Supply Agreement will increase as its business expands but will not exceed 5% of the Group's NTA for each financial year of such purchases.

The Milk Supply Agreement was entered into based on arms length negotiation and the Directors considered the purchase of raw fresh milk from San Yuan Group under the Milk Supply Agreement and the terms of the agreement to be fair and reasonable and beneficial to the interest of the Group as a whole.

Compliance

The supply of raw milk by or procured by San Yuan Group to San Yuan under the Milk Supply Agreement constitute ongoing connected transactions of the Company. As the expected total amount payable by San Yuan under the agreement will exceed 3% of the Group's NTA for each relevant of purchase, the agreement is subject to the disclosure requirements and the approval by the Independent Shareholders under the Listing Rules.

The Company will convene the EGM to seek the approval of the Independent Shareholders with respect to the Milk Supply Agreement.

An independent board committee comprising all the independent non-executive Directors of the Company will be appointed to consider the matter and an independent financial adviser will be appointed to advise the independent board committee on the same. A circular containing, inter alia, (i) details of the Milk Supply Agreement; (ii) the advice of the independent financial advisers to the independent board committee of the Company in relation to the Milk Supply Agreement; and (iii) the notice for convening the EGM will be dispatched to the shareholders of the Company in due course. San Yuan Group and its associates are not shareholders of the Company.

ADVANCES

Parties

Lenders: the Company
Beijing Enterprises (Dairy) Limited, a wholly owned subsidiary of the Company
Borrower: San Yuan

Dates

Divers dates in 2001

Amount of the Advances

The Company and Beijing Enterprises (Dairy) Limited have together made various Advances to San Yuan during 2001, aggregating Rmb215,946,270 (approximately HK$203,396,694) in principal sum in total as at 31st December 2001, representing approximately 3.53% of the Group's NTA for the same year.

Terms and consideration

The Advances were made on an unsecured basis fully repayable as to Rmb215,946,270 (approximately HK$203,396,694) on 31st March 2003.

The Advances bore interest at an annual average rate of 5.85% in 2001, compared with the average interest rate of 5.35% per annum paid by the Group to independent banks for one year short term loan in the PRC in the same year. Total interest received by the Group from San Yuan in relation to such Advances for the year 2001 was approximately Rmb10,203,973 (approximately HK$9,610,976), representing approximately 0.17% of the Group's NTA for the same year.

Reason for the Advances

The Advances were made to San Yuan for general working capital.

The Advances were financed by internal resources of the Group and were made based on arms length negotiation. Having considered the prevailing bank interest rates, the funding requirements of San Yuan, and the possible use of the Group's surplus internal resources, the Directors of the Company considered the provision of the Advances and the terms of the Advances to be fair and reasonable and to be beneficial to the interest of the Group as a whole.

Compliance

The Advances constitute connected transactions of the Group. As the total Advances made exceed 3% of the Group's NTA for the year ended 31st December 2001, the Advances are subject to the disclosure requirements and the approval by the Independent Shareholders under the Listing Rules.

LEASES

Parties

Lessor: Beijing Dairy Company, a subsidiary of San Yuan Group
Lessee: San Yuan

Dates

Divers dates between 23rd April 1997 to 1st January 2002

Particulars of the Leases, terms and consideration

1. Lease of the land located in Beijing by San Yuan Group to San Yuan with a total gross floor area of approximately 286,799.22 sq. metres for industrial use.

The lease is for a term of 20 years commencing from 1st January 1997, and automatically renewable for a further 20 years unless terminated by either party three months before the expiry of the initial term.

The total rent paid by San Yuan under the lease for the year ended 31st December 2001 was Rmb2,400,000 (approximately HK$2,260,526). The total rent payable by San Yuan under the lease is subject to be increased by an annual sum of Rmb270,000 (approximately HK$254,309) for each year after 2001, and by an annual sum of Rmb50,000 (approximately HK$47,094) for the year 2015 and in each year thereafter.

2. Lease of the office situated at Block 18, Xin Yuan Lane, Chao Yang District, Beijing 北京市朝陽區新源里18號樓 by San Yuan Group to San Yuan with a gross floor area of the premises subject to the lease is approximately 1,178.54 sq. metres for office use.

The lease is for a term of five years commencing from 1st January 1999.

The annual rent payable by San Yuan under the lease is Rmb1,090,000 (approximately HK$1,026,655).

3. Lease of various shop premises located in Beijing by San Yuan Group to San Yuan with total gross floor area of approximately 1,347 sq. metres for commercial use.

The lease is for a term of ten years commencing from 1st January 2002 and with a first right of purchase if San Yuan Group sells the property.

The annual rent payable by San Yuan under the lease is Rmb320,000 (approximately HK$301,403) and is subject to an increment of 5% per annum.

Reason for the Leases

The premises leased are used by San Yuan to house its manufacturing operations, administration office and retail outlets respectively. The total annual rent payable by San Yuan under the Leases for the year ending 31st December 2002 will be approximately Rmb4,080,000 (approximately HK$3,834,580), representing approximately 0.66% of the Group's NTA for the year ended 31st December 2001. The Leases were entered into on arms length negotiation basis and at such rent that are comparable to the rental levels for similar properties at similar location.

The Directors, including independent non-executive directors, of the Company considered the lease of the premises under the Leases and the terms of the Leases to be fair and reasonable and is beneficial to the interest of the Group as a whole.

Compliance

The lease of premises from San Yuan Group to San Yuan under the Leases constitute ongoing connected transactions of the Company. As the expected total annual rent payable by San Yuan under the Leases will not exceed 3% of the Group's net profit in each year, the Leases are only subject to the disclosure requirements under the Listing Rules.

CONSOLIDATED SERVICES AGREEMENT

Parties

Provider of services: San Yuan Group
Recipient of services: San Yuan

Dates

23rd April 1997, as supplemented by a supplemental agreement dated 28th December 2001

Nature of the transaction

San Yuan Group shall provide various services, being staff canteen and medical services, water, electricity and heat supply, with priority right of supply to San Yuan.

Terms and consideration

Ten years commencing from 1st January 1997 to be renewed automatically on an annual basis upon expiry of its term unless terminated by San Yuan by six months' prior notice in writing at a fee prescribed by the price control department in the PRC and in Beijing, and failing which, at market price determined by reference to the fees for obtaining similar services in Beijing from independent third parties.

Reason for the arrangement

For the three years ended 31st December 2001, San Yuan paid a total amount of approximately

Rmb400,000, Rmb707,300 and Rmb682,300 (approximately HK$376,754, HK$666,195 and HK$642,649) respectively to San Yuan Group for the services provided under the Consolidated Services Agreement, representing approximately 0.07% , 0.12% and 0.11% respectively of the Group's net profit for the relevant years. While the total value of services to be consumed by San Yuan under the Consolidated Services Agreement may increase as San Yuan expands its businesses, it is expected that the total amount payable by San Yuan under the agreement will not exceed 3% of the Group's net profit for each relevant financial year.

The Consolidated Services Agreement was entered into on arms length negotiation basis and the Directors, including independent non-executive directors of the Company, considered the agreement and its terms to be fair and reasonable and is beneficial to the interest of the Group as a whole.

Compliance

The Consolidated Services Agreement constitutes ongoing connected transactions of the Company. As the expected total amount payable by San Yuan under the agreement will not exceed 3% of the Group's net profit for each relevant financial year, the agreement is only subject to disclosure requirements under the Listing Rules.

WAIVER SOUGHT

As mentioned, the transactions contemplated under the Milk Supply Agreement, the Leases and the Consolidated Services Agreement will constitute ongoing connected transactions of the Company. They are of a continuing nature and will arise on a regular basis in the ordinary and normal course of the Group's business. The Directors consider that full compliance with the press announcement disclosure requirement and to seek Independent Shareholders' approval (in the case of the ongoing connected transactions contemplated under the Milk Supply Agreement) on each occasion they arise would be impracticable, unduly burdensome and costly. Accordingly, the Company has applied to the Stock Exchange for a waiver from strict compliance with (a) the relevant disclosure requirements under Rule 14.25 of the Listing Rules for the ongoing transactions under the Leases and the Consolidated Services Agreement respectively; and (b) the relevant disclosure requirements and shareholders' approval requirements under Rule 14.26 of the Listing Rules, for the three (3) financial years ending on 31st December 2004, in respect of the ongoing transactions under the Milk Supply Agreement. The waiver application is made subject to:

1. each of the Ongoing Connected Transaction shall be

(a) carried out by the Group in the ordinary and usual course of its business;

(b) conducted either (i) on normal commercial terms (which expression shall be applied by reference to transactions of similar nature and to be made by similar entities); or (ii) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of the Company are concerned;

(c) entered into either in accordance with the terms of the agreements or order contract or other supplemental agreement governing them;

2. the aggregate consideration payable under the Ongoing Connected Transactions for each financial year of the Company shall not exceed the cap amounts (``Cap Amounts") as follows:

Ongoing Connected Transactions	**Cap Amounts (Rmb)**	**Cap Amounts (HK$)**
Milk Supply Agreement	300 million	282.6 million
Leases	5 million	4.7 million
Consolidated Services Agreement	3 million	2.8 million

3. the independent non-executive Directors shall review the Ongoing Connected Transactions annually and confirm in the Company's next annual report that the transactions were conducted in the manner as stated in paragraphs (1) and (2) above;

4. the Company's auditors shall review the Ongoing Connected Transactions annually and report on a letter to the Directors (the ``Letter") (a copy of which shall be provided to the Listing Division) whether:

(a) the transactions have received the approval of the Board;

(b) the transactions have been entered into in accordance with the terms of the agreements governing the same; and

(c) the Cap Amounts have not been exceeded.

Where, for whatever reason, the auditors of the Company decline to accept the engagement or are unable to provide the Letter, the Board shall contact the Listing Division immediately;

5. details of the Ongoing Connected Transactions shall be disclosed as required under Rule 14.25(1)(A) to (D) of the Listing Rules in the annual report of the Company for that financial year, together with a statement of the opinion of the independent non-executive Directors and the auditors of the Company referred to in paragraphs (3) and (4) above; and

6. in the event of any future amendments to the Listing Rules imposing more stringent requirements than as at the date of the grant of the waiver applied for in this submission, including but not limited to the requirement that any such transactions be made conditional on approval by the Independent Shareholders, the Company shall take immediate steps to ensure compliance with such requirements within a reasonable time.

If the terms of the Ongoing Connected Transactions are altered in the future or the conditions of the waiver applied for as mentioned above (if granted by the Stock Exchange) are not met, the Company must comply with the provisions of Chapter 14 of the Listing Rules governing connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

GENERAL

The Company will convene the EGM to seek the approval of the Independent Shareholders with respect of the Advances and the Milk Supply Agreement.

An independent board committee comprising all the independent non-executive Directors of the Company will be appointed to consider the matter and an independent financial adviser will be appointed to advise the independent board committee on the same. A circular containing, inter alia, (i) details of the Advances and the Milk Supply Agreement; (ii) the advice of the independent financial advisers to the independent board committee of the Company in relation to the Advances and the Milk Supply Agreement; and (iii) the notice for convening the EGM will be dispatched to the shareholders of the Company in due course. San Yuan Group and its associates are not shareholders of the Company.

DEFINITIONS

``Advances"	successive advances provided by the Company and Beijing Enterprises (Dairy) Limited on divers dates in 2001 for an aggregate principal sum of Rmb215,946,270 (approximately HK$203,396,694) to San Yuan
``Board"	board of directors
``Company"	Beijing Enterprises Holdings Limited 北京控股有限公司, a company incorporated on 26th February, 1997 under the laws of Hong Kong with limited liability
``Consolidated Services Agreement"	the consolidated services agreement entered into on 23rd April 1997 as supplemented by a supplemental agreement dated 28th December 2001 between San Yuan and San Yuan Group on the provision of various services to San Yuan
``Directors"	directors of the Company
``EGM"	Extraordinary general meeting of the Company to be convened to consider and approve the Advances and the Milk Supply Agreement
``Group"	the Company and its subsidiaries
``Hong Kong"	the Hong Kong Special Administrative Region of the PRC
``Independent Shareholders"	shareholders of the Company other than those who are interested in the Advances and the Milk Supply Agreement
``Leases"	leases of various properties on divers dates between 23rd April 1997 to 1st January 2002 by San Yuan Group to San Yuan
``Listing Division"	the listing division of the Stock Exchange
``Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
``Milk Supply Agreement"	the milk supply agreement entered into on 23rd April 1997 as supplemented by a supplemental agreement dated 28th December

	2001 between San Yuan and San Yuan Group on the supply of raw fresh milk to San Yuan
``NTA"	the consolidated audited net tangible assets of the Company
``Ongoing Connected Transactions"	Ongoing transactions of San Yuan under the Milk Supply Agreement, the Leases and the Consolidated Services Agreement
``PRC"	the People's Republic of China, excluding Hong Kong and Macau Special Administrative Region and Taiwan for the purpose of this announcement
``Rmb"	PRC Renminbi, the lawful currency of the PRC
``San Yuan"	北京三元食品股份有限公司 (Beijing Sanyuan Foods Co., Ltd.), a joint stock company established in the PRC and a subsidiary of the Company
``San Yuan Group"	Beijing San Yuan Group Company, a joint stock company established in the PRC under the Beijing Municipal Government and the substantial shareholder of San Yuan
``Spin-off Reorganization"	the reorganization being the purchase of 15% equity interest in San Yuan by San Yuan Group in preparation of San Yuan for the proposed listing of its shares on the Shanghai Stock Exchange A share market
``Stock Exchange"	the Stock Exchange of Hong Kong Limited
``%"	percentage

By Order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 30th April 2002

(All amounts in Rmb are translated into HK$ in this announcement at a rate of HK$1.00 to Rmb1.0617)

***Please also refer to the published version of this announcement in the** (Hong Kong iMail)*

IMPORTANT

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Beijing Enterprises Holdings Limited (the "Company"), you should at once hand this circular to the purchaser or the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

Executive Directors:
Hu Zhao Guang *(Chairman)*
Yi Xi Qun *(Vice Chairman)*
Xiong Da Xin *(Executive Vice Chairman and President)*
Bai Jin Rong *(Executive Vice President)*
Liu Kai *(Vice President)*
Xing Chun Hua
Zheng Wan He
Wei En Hong
Li Fu Cheng
Bi Yu Xi
Li Man
Li Zhong Gen

Independent Non-executive Directors:
Lau Hon Chuen, Ambrose
Lee Tung Hai, Leo
Wang Xian Zhang

Non-executive Director:
Fang Fang

Registered Office:
34/F., West Tower,
Shun Tak Centre,
200 Connaught Road Central,
Hong Kong

29 April 2002

To the shareholders

Dear Sir/Madam,

GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE NEW SHARES

INTRODUCTION

The Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") contain provisions to regulate the repurchase by companies with primary listings on the Stock Exchange of their own shares on the Stock Exchange (the "Shares Buyback Rules").

The purpose of this circular is to provide you with information relating to the Ordinary Resolutions to be proposed at the forthcoming Annual General Meeting of the Company to be held on 13 June 2002 (the "Annual General Meeting") to grant the Directors a general mandate to exercise the powers of the Company to undertake repurchases of the Company's fully paid up shares representing up to a maximum of 10% of the existing issued share capital of the Company on the date of the Ordinary Resolution, to grant a general mandate to the Directors to issue new shares in total not exceeding 20% of the total nominal amount of the issued share capital of the Company on the date of passing of this Resolution and to increase the number of shares which the Directors may issue under their general mandate by the number of shares repurchased.

In accordance with the Listing Rules, this circular also serves as the explanatory statement, to provide you with requisite information reasonably necessary to enable you to make an informed decision on whether to vote for or against Resolutions Nos. 5 to 7 to be proposed at the Annual General Meeting.

SECURITIES REPURCHASE MANDATE

Share Buyback Rules

Under the Share Buyback Rules, any share buyback by a company with a primary listing on the Stock Exchange has to comply with the following provisions:

Shareholders' Approval

All on-market share repurchases by a company must be approved in advance by an ordinary resolution, either by way of a general mandate or by a specific approval in relation to specific transactions.

Reasons for Share Buyback

Although the Directors have no present intention of repurchasing any shares, they believe that the flexibility afforded by the buyback mandate would be beneficial to the Company and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years. At any time in the future when shares are trading at a discount to their underlying value, the ability of the Company to repurchase shares will be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of shares repurchased by the Company and thereby resulting in an increase in net assets and/or earnings per share of the Company. Such repurchases will only be made when the Directors believe that such repurchases will benefit the Company and its shareholders.

Share Capital

As at 24 April 2002, the latest practicable date prior to the printing of this circular, the issued share capital of the Company comprised 622,500,000 shares of HK$0.10 each ("Shares").

Subject to the passing of the Ordinary Resolution No. 5, the Company would be allowed under the buyback mandate to repurchase a maximum of 62,250,000 Shares on the basis that no further shares will be issued or repurchased prior to the date of the Annual General Meeting.

Funding of Repurchases

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with the Memorandum and Articles of Association of the Company and the Companies Ordinance.

The Company is empowered by its Memorandum and Articles of Association and the Companies Ordinance to purchase its Shares. The Companies Ordinance provides that the amount of capital paid in connection with a share repurchase may only be paid out of either the capital paid up on the relevant shares, or the funds of the Company that would otherwise be available for dividend or distribution or the proceeds

of a fresh issue of shares made for such purpose. The amount of premium payable on repurchase may only be paid out of funds of the Company that would otherwise be available for dividend or distribution or out of the share premium account of the Company.

There might be material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the Annual Report for the year ended 31 December 2001 in the event that the repurchase mandate was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the repurchase mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company. The number of Shares to be repurchased on any occasion and the price and other terms upon which the same are purchased will be decided by the Directors at the relevant time having regard to the circumstances then prevailing.

MARKET PRICES

The highest and lowest prices at which Shares of the Company have been traded on the Stock Exchange during each of the previous 12 months were as follows:

	Highest	**Lowest**
	HK$	*HK$*
2001		
April	7.80	6.65
May	9.60	7.65
June	10.85	8.40
July	10.45	8.70
August	9.30	7.60
September	8.20	6.85
October	9.85	7.90
November	10.45	9.30
December	10.80	9.30
2002		
January	10.50	9.55
February	10.05	8.65
March	9.45	8.75

SHARE PURCHASE MADE BY THE COMPANY

No purchase of Shares has been made by the Company during the last six months (whether on the Stock Exchange or otherwise).

RESOLUTIONS TO BE PROPOSED AT THE ANNUAL GENERAL MEETING

The Ordinary Resolution No. 5 to be proposed at the Annual General Meeting relates to the granting of a general mandate to the Directors of the Company to repurchase on the Stock Exchange, shares up to a maximum of 10% of the issued share capital of the Company on the date of the resolution (the "Repurchase Proposal").

The Ordinary Resolution No. 6 to be proposed at the Annual General Meeting relates to the granting of a general mandate to the Directors to issue new shares up to a maximum of 20% of the issued share capital of the Company on the date of the resolution, in addition, subject to a separate approval of shareholders of Ordinary Resolution No. 7, the number of shares purchased by the Company under the Repurchase Proposal will also be added to the 20% general mandate as mentioned above.

The Ordinary Resolution No. 7 to be proposed at the Annual General Meeting relates to the extension of the general mandate to be granted to the Directors to issue new shares during the relevant period by adding to it the number of shares purchased under the Repurchase Proposal, if any.

DISCLOSURE OF INTERESTS

The Directors have undertaken to the Stock Exchange to exercise the powers of the Company to make purchases under the Repurchase Proposal in accordance with the Listing Rules and the Companies Ordinance.

If as a result of a share repurchase by the Company, a substantial shareholder's proportionate interest in the voting rights of the Company increase, such increase will be treated as an acquisition for the purpose of The Hong Kong Code on Takeovers and Mergers (the "Code"). Accordingly, a shareholder, or group of shareholders acting in concert, could obtain or consolidate control of the Company or become obliged to make a mandatory offer in accordance with Rule 26 of the Code.

As at 24 April 2002, the latest practicable date prior to the printing of this circular, Beijing Holdings Limited, which is a substantial shareholder of the Company, held directly or indirectly approximately 62.90% of the Shares issued by the Company. In the event that the Directors exercised in full the power to repurchase Shares of the Company in accordance with the terms of the ordinary resolution to be proposed at the Annual General Meeting, the total interests of Beijing Holdings Limited in the Shares of the Company would be increased to approximately 69.89% of the issued Shares of the Company. The Directors are not aware of any consequences which will arise under the Code as a result of any purchases to be made under the Repurchase Proposal. Moreover, the Directors will not make share repurchase on the Stock Exchange if the result of the repurchase would be that less than 25% of the issued share capital of the Company would be in the public hands.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates presently intends to sell Shares to the Company under the Repurchase Proposal in the event that the Repurchase Proposal is approved by the shareholders.

The Company has not been notified by any connected persons of the Company that they have a present intention to sell any Shares, or that they have undertaken not to sell any Shares held by them to the Company in the event that the Repurchase Proposal is approved by its shareholders.

PROXY ARRANGEMENT

A form of proxy for use at the Annual General Meeting is enclosed with the Annual Report for the year ended 31 December 2001. To be valid, the form of proxy must be completed in accordance with the instructions printed thereon and deposited, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority at the Company's Share Registrar. Tengis Limited, at 4/F Hutchison House, 10 Harcourt Road, Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting. Completion and delivery of the form of proxy will not prevent you from attending and voting at the Annual General Meeting.

RECOMMENDATION

Your Directors consider that the adoption of the Repurchase Proposal and the granting of the general mandate to issue new shares are in the best interests of the Company and its shareholders and accordingly recommend that all shareholders should vote in favour of Resolutions Nos. 5 to 7 to be proposed at the Annual General Meeting.

Yours faithfully,
Hu Zhao Guang
Chairman

重要提示

閣下如對本通函或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下所有之北京控股有限公司(「本公司」)股份，應立即將本通函交予買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司(「聯交所」)對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(根據公司條例在香港註冊成立之有限公司)

執行董事：
胡昭廣(主席)
衣錫群(副主席)
熊大新(執行副主席及總裁)
白金榮(常務副總裁)
劉　凱(副總裁)
邢春華
鄭萬河
魏恩鴻
李福成
畢玉璽
李　滿
李中根

獨立非執行董事：
劉漢銓
李東海
王憲章

非執行董事：
方方

註冊辦事處：
香港
干諾道中二百號
信德中心西座
三十四樓

敬啟者：

建議授予一般授權以購回股份
及發行新股份

緒言

香港聯合交易所有限公司之證券上市規則(「上市規則」)載有若干規定，以管制在聯交所作主要上市之公司在聯交所購回其本身之股份(「股份購回規則」)。

本公司將於二零零二年六月十三日舉行股東週年大會(「股東週年大會」)，會上將會提呈普通決議案，本通函乃旨在提供有關各項決議案之資料，該等決議案涉及一般授權董事會以行使本公司之權力，購回不超過本公司於普通決議案提呈當日現有已發行股本10%之繳足股份，並授予董事會一般權力以發行不超過於本決議案通過日期本公司已發行股本面值總額之20%之新股份，以及將董事會根據該項一般授權而可發行之股數增加至包括購回股份之數目。

同時，遵照上市規則之規定，本通函亦可作為說明函件，旨在向各股東提供一切合理必要之資料，以便各位能就投票贊成或反對將於股東週年大會上提呈之第5至第7項決議案一事作出適當決定。

證券購回授權

股份購回規則

根據股份購回規則之規定，凡在聯交所作主要上市之公司如欲購回股份，均須符合下列規定：

股東批准

公司如欲在市場上購回股份，均須事先獲普通決議案批准(不論為一般授權或就某項交易而給予之特定批准)方可進行。

購回股份之理由

儘管董事會現時無意購回任何股份，但彼等均相信購回建議所具備之靈活性對本公司及其股東有利。近年聯交所之交投情況一直波動不定，若於日後任何時間內股份之買賣價較其基本價值出現折讓，而本公司能夠購回股份，則會有利於保留其投資於本公司之股東，因為彼等在本公司資產中所佔權益之百分比會按本公司所購回股份數目提高，而本公司每股淨資產及／或盈利亦會因而增加。再者，董事會亦只在其認為購回股份對本公司及其股東均屬有利之情況下，方會購回股份。

股本及認股權證

於二零零二年四月廿四日(本通函付印前之最後實際可行日期)，本公司之已發行股本為622,500,000股每股面值0.10港元之股份(「股份」)。

倘第5項普通決議案獲通過，並假設本公司不會在股東週年大會舉行日期前發行或購回其他股份，則本公司可按購回授權購回最多62,250,000股股份。

購回股份之資金

購回股份時，本公司只可動用根據其公司組織章程大綱及細則以及公司條例之規定可合法作此用途之資金。

本公司根據其公司組織章程大綱及細則及公司法例規定，就股份購回事宜而償還之股本只可從有關股份之已繳股本，或原可供派息或派送之款項、或就股份購回事宜而發行新股之

所得款項中撥付。購回股份時，任何超逾將被購回股份面值之溢價，只可從原可供派息或派送之款項或本公司之股份溢價賬中撥付。

倘購回授權於建議中購回期間任何時間全部行使，本公司之營運資金或資本負債情況(與截至二零零一年十二月三十一日止年度之年報所載經審核賬目內披露之狀況比較)或會受到重大不利影響。然而，倘行使購回授權會對本公司所需之營運資金或董事會不時認為恰當之本公司資本負債水平構成重大不利影響，則董事會不擬在該等情況下行使購回授權。而每次購回之股份之數目、價格及其他條款均會由董事會在有關時間經考慮當時情況後作出決定。

市價

本公司之股份在過去十二個月內在聯交所進行買賣之每月最高價及最低價如下：

	最高價 港元	最低價 港元
二零零一年		
四月	7.80	6.65
五月	9.60	7.65
六月	10.85	8.40
七月	10.45	8.70
八月	9.30	7.60
九月	8.20	6.85
十月	9.85	7.90
十一月	10.45	9.30
十二月	10.80	9.30
二零零二年		
一月	10.50	9.55
二月	10.05	8.65
三月	9.45	8.75

本公司購回股份之行動

過去六個月內，本公司概無在聯交所或以其他方式購回任何股份。

股東週年大會上動議之決議案

將於股東週年大會上提呈之第5項普通決議案涉及給予本公司董事會一般授權，以便在聯交所購回本公司股份，惟數量不得超過決議案提呈當日本公司已發行股本之10%(「購回建議」)。

將於股東週年大會上提呈之第6項普通決議案涉及給予本公司董事會一般授權，以便發行新股份，惟數量不得超過決議案提呈當日本公司已發行股本之20%；此外，倘第7項普通決議案另獲股東通過，則本公司按購回建議而購回之股份數目亦將會附加於上文所述之20%一般授權之上。

將於股東週年大會上提呈之第7項普通決議案涉及擴大董事會所獲授予於有關期間內發行新股份之一般授權之範圍，將依據購回建議而購回之股份(如有)納入其內。

權益披露

董事會已向聯交所承諾，將根據上市規則及公司法例按購回建議行使本公司購回股份之權力。

如因購回股份導致主要股東佔本公司之投票權增加，則就香港公司收購及合併守則(「該守則」)而言，該項增加將被視為收購。因此，一名股東，或一組行動一致之股東可取得或鞏固本公司之控制權，而按照該守則第26條之規定，須作出強制要約。

於二零零二年四月廿四日，即本通函付印前之最後實際可行日期，本公司之主要股東京泰實業(集團)有限公司直接及間接持有本公司已發行股份約62.90%。倘董事會根據股東週年大會所提呈普通決議案之條款全面行使購回本公司股份之權力，則京泰實業(集團)有限公司在本公司股份所佔之總權益將增加至本公司已發行股份之約69.89%。董事會並不知悉根據該守則任何按購回建議進行之購回行動所會引致之後果。再者，董事會並不會於聯交所購回股份倘購回股份事宜引致公眾人士之持股量降至低於本公司已發行股份之25%。

各董事或(在彼等作出一切合理查詢後所知)彼等之任何聯繫人士現時概無意在購回建議獲股東批准後按購回建議將股份售予本公司。

本公司概未獲任何關連人士知會，謂彼等現時有意在購回建議獲股東批准後將彼等所持任何股份售予本公司或已承諾不會將之售予本公司。

委任代表安排

截至二零零一年十二月三十一日止年度之年報隨附股東週年大會適用之代表委任表格。代表委任表格必須按其上印備之指示填妥，並連同經簽署之授權書或其他授權文件(如有)或該等授權書或授權文件經公證人簽署證明之副本，最遲須於大會舉行時間48小時前送達本公司之股份過戶登記處登捷時有限公司，地址為香港中環夏慤道10號和記大廈4樓，方為有效。填妥及交回代表委任表格後，　閣下仍可出席股東週年大會，並於會上投票。

推薦意見

董事會認為，購回建議及授出發行新股份之一般權力均符合本公司及其股東之最佳利益，故建議各位股東投票贊成將於股東週年大會上提呈之第5至第7項決議案。

此致

列位股東　台照

主席
胡昭廣
謹啟

二零零二年四月廿九日

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

DELAY IN DESPATCH OF CIRCULAR

Extension of time for the despatch of the Circular.

Reference is made to the announcement made by the board of directors of Beijing Enterprises Holdings Limited dated 2nd May, 2002 (the ``Announcement"). Terms in this announcement shall have the same meanings as those defined in the Announcement unless defined otherwise.

Pursuant to 14.29(2) of Listing Rules, the Company is required to issue a circular including the details of the Advances and the Milk Supply Agreement (the ``Circular") to the Shareholders within 21 days of the date of the Announcement. As the Company requires additional time to finalize the detailed information relating to the latest financial situation of San Yuan required to be contained in the Circular, application has been made to the Stock Exchange for an extension of time from 23rd May, 2002 until 14th June, 2002 for the despatch of the Circular.

By Order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 21st May, 2002

Please also refer to the published version of this announcement in the *(Hong Kong iMail)*

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

EXTRACTS OF THE LETTERS OF ADVICE FROM HORWATH CAPITAL ASIA LIMITED AND THE INDEPENDENT BOARD COMMITTEE OF BEIJING ENTERPRISES HOLDINGS LIMITED REGARDING THE WAIVER ON ASSURED ENTITLEMENT TO SHARES IN SAN YUAN UNDER THE SHARE OFFER

Reference is made to the press announcement dated 1st April, 2002 (the "Announcement") issued by Beijing Enterprises Holdings Limited (the "Company" and, together with its subsidiaries, the "Group") in respect of the proposed spin-off and separate listing of Beijing Sanyuan Foods Co., Ltd., an indirect subsidiary of the Company ("San Yuan") on the Shanghai Stock Exchange A Share Market (the "Spin-off") and the waiver granted by The Listing Committee of The Stock Exchange of Hong Kong Limited to the Company from providing its existing shareholders with assured entitlement of shares in San Yuan (the "Waiver") as required under Paragraph 3(f) of Practice Note 15 of the Listing Rules. No minority shareholders meeting of the Company shall be required to be held to consider the Waiver and therefore no circulars to shareholders of the Company will be issued.

The board of directors (the "Board") of the Company wishes to announce that an independent board committee of the Company (the "Independent Board Committee") has been formed to advise the independent shareholders of the Company in respect to the implications of the Company not providing assured entitlement to shares in San Yuan under the proposed new issue of 150,000,000 A shares of RMB1.00 each in San Yuan for subscription in the PRC of an issued price to be determined (the "Share Offer") and Horwath Capital Asia Limited ("Horwath Capital") has been appointed as the independent financial adviser to advise the Independent

Board Committee in this respect.

Horwath Capital and the Independent Board Committee both consider that the Waiver is fair and reasonable so far as the independent shareholders of the Company are concerned and are in the interests of the Company and the independent shareholders of the Company as a whole. Extracts of the text of the letters of advice from Horwath Capital and the Independent Board Committee are set out below.

Reference is made to the Announcement issued by the Company in respect of the Spin-off. Accordingly, as required under Paragraph 3(f) of Practice Note 15 to the Listing Rules, the Company must pay due regard to the interests of its existing Shareholders by providing them with an assured entitlement to shares in San Yuan. However, in view of the exceptional circumstances, as set out under section 3. The Waiver, in respect to the requirement for the Company to provide assured entitlement in the shares of San Yuan to the Shareholders, the Waiver was granted to the Company. No minority Shareholders meeting shall be required to be held to consider the Waiver and therefore no circulars to Shareholders will be issued.

Following the granting of the Waiver to the Company, the Company is only required to constitute the Independent Board Committee for the purpose of advising the Independent Shareholders on the implications of the Company not providing any assured entitlement to shares in San Yuan under the Share Offer and to appoint an independent financial adviser to advise the Independent Board Committee and the views of the independent financial adviser and the Independent Board Committee are to be included in this announcement in respect of the Waiver.

The Share Offer is subject to the requirements stipulated in Practice Note 15 of the Listing Rules. Under the Listing Rules and Practice Note 15 of the Listing Rules, San Yuan does not constitute a "major subsidiary" of the Company and the proposed Share Offer, if materialize, is not expected to constitute a discloseable transaction of the Company or subject to any Shareholders approval.

Following the Announcement, the Board of the Company wishes to announce that the Independent Board Committee has been formed to advise the Independent Shareholders in respect to the implications of the Company not providing assured entitlement to shares in San Yuan under the Share Offer and Horwath Capital has been appointed as the independent financial adviser to advise the Independent Board Committee in this respect.

LETTER OF ADVICE FROM HORWATH CAPITAL

The text set out below has been extracted from the letter dated 16th May, 2002 from Horwath Capital to the Independent Board Committee.

Basis of Horwath Capital's advice

In formulating its advice, Horwath Capital has relied upon the statements, information, opinions and representations contained or referred to in the Announcement made by the Board and the information and representations as provided to it by the Directors. Horwath Capital has assumed that all information and representations contained or referred to in the Announcement and all information and representations which have been provided by the Directors, for which they are solely and wholly responsible, are true and accurate at the time when they were made and continue to be so as at the date hereof. Horwath Capital has sought and received confirmation from the Directors that there are no other facts the omission of which would make any statement made in the Announcement misleading.

Horwath Capital considers that the information reviewed by it is sufficient for the purpose of its advice set out in the letter and it has no reason to doubt the truth, accuracy, or completeness of the information provided to it by the Company or the Directors. Horwath Capital has not, however, conducted any form of independent verification of the information provided by the Directors, nor has it conducted an independent investigation into the business and affairs of the Group.

Principal factors and reasons considered

In arriving at its opinion in respect of the Waiver, Horwath Capital has taken into consideration the following principal factors:

1. Background of the Spin-off

The Group

The Group is engaged in a diversified range of business in four major sectors: the consumer goods sector (comprising manufacture, distribution and sale of beer, wine processed meat and seafood products and dairy products, and food business, including the operation of McDonald's franchise stores in Beijing and Guangdong), the infrastructure sector, the services sector, and the technology sector.

San Yuan

San Yuan, an indirect subsidiary of the Company, is principally engaged in the production, distribution and sale of a variety of dairy products, primarily in Beijing and owns a 50% interest in Beijing McDonald's Food Co., Ltd., which in turn is engaged in the operation of McDonald's franchise stores in Beijing and Guangdong.

San Yuan is held as to 72.00% by the Company's wholly owned subsidiary, Beijing Enterprises (Dairy) Limited, and as to 5.00% by the Company's 55.45% indirect subsidiary, Beijing Yanjing Brewery Company Limited, aggregating an effective shareholding of 74.77% in total. The remaining shareholding interests are held as to 20% by San Yuan Group Company and 1% by each of Beijing Yanjing Beer Group Company, Tung Hsin Trading Co., Ltd. and Beijing Yizhuang New City Co., Ltd.

Proposed Share Offer

As mentioned in the Announcement, the Company intends to spin off San Yuan on the Shanghai Stock Exchange A Share Market by offering 150,000,000 new A shares of RMB1.00 (approximately HK$0.94) each for subscription in the PRC at an issue price to be determined but the Directors have advised that the issue price will range from RMB2.60 (approximately HK$2.45) to RMB3.30 (approximately HK$3.11). Although, the issue price per share under the Share Offer has not been fixed, the Directors do not expect the total value of the shares to be issued under the Share Offer to exceed 15% of the Group's consolidated net tangible assets as at 31st December, 2001. The directors of San Yuan intends to use the net proceeds arising from the Share Offer to further develop San Yuan's businesses, including the expansion and development of San Yuan's production and processing facilities, technical centre and distribution network.

Shareholding structure of San Yuan

San Yuan is a subsidiary held as to 72.00% by the Company's wholly owned subsidiary Beijing Enterprises (Dairy) Limited, and as to 5.00% by the Company's 55.45% indirect subsidiary Beijing Yanjing Brewery Company Limited, aggregating 74.77% in total. After the Share Offer, Beijing Enterprises (Dairy) Limited will hold approximately 55.00% and Beijing Yanjing Brewery Company Limited will hold approximately 3.82%, the Company's aggregate shareholding interest will be approximately 57.11% in total.

2. Reasons for the Spin-off

The Directors believe that a separate listing of San Yuan will provide diversified funding sources for San Yuan to finance its existing operation and future expansion. In addition, the separate listing of San Yuan will allow San Yuan to achieve its valuation potential which, in turn, will be beneficial to the Shareholders. Moreover, San Yuan, upon its listing, can obtain its independent source of funding via debt and equity means and can gain greater access to the capital markets. Above all, upon completion of the Spin-off, San Yuan will continue to be a subsidiary of the Company and its operating and financial results will be consolidated into

those of the Company and the benefits arising from the Spin-off, in particular, the delineation between the business of the Group and that of San Yuan, will be reflected in the financial statements of the Group.

3. The Waiver

Accordingly under Paragraph 3(f) of Practice Note 15 to the Listing Rules, the Company is required to pay due regard to the interests of its existing Shareholders by providing them with an assured entitlement to shares in San Yuan as part of the Share Offer. However, having taken into account the advice from San Yuan's PRC legal adviser in relation to the requirements of the PRC referred to below and practicalities in implementing any proposal for giving assured entitlements, the Directors consider that provision of assured entitlement under the Share Offer will not be feasible for the Shareholders because of the following reasons:

i. according to the existing laws and regulations and practice of the PRC, San Yuan is not permitted to allocate any percentage of its shares as the assured entitlement tranche to be offered to the Company or its Shareholders on the ground that each investor should be treated equally. As such, it is not possible to give preferential allocations to the Shareholders in respect of the San Yuan shares under the Share Offer;

ii. according to the existing laws and regulations and practice of the PRC, no foreign investors are allowed to subscribe for A shares in the PRC. Given that a substantial number of Shareholders will be considered as foreign investors for the purpose of subscription for A shares in the PRC, as such, any assured share entitlement is unlikely to be available to such Shareholders in the Spin-off;

iii. as it is a necessary compliance with legal requirements for the issuance of A shares without assured entitlement, it will be in the interest of the Company to comply with the PRC regulations aforementioned; and

iv. the Company cannot circumvent the existing laws and regulations and practice of the PRC, to procure share assured entitlements to its existing Shareholders. Therefore, it is not possible for the Company to give preferential allocations to the Shareholders in respect of the San Yuan shares under the Share Offer.

In view of the above exceptional circumstances and impertinence of requiring the Company to provide assured entitlements in those circumstances, the Company has applied for, and the Stock Exchange has granted the Waiver. Having considered the above, Horwath Capital considers that the Waiver is in the interests of the Company and the Independent Shareholders as a whole.

4. The dilution effect of the Share Offer on the Company and the Independent Shareholders

Upon completion of the Share Offer, the effective shareholding of the Company in San Yuan will reduce from approximately 74.77% to approximately 57.11%.

The Independent Shareholders now hold approximately 38.31% interest in the Company. Accordingly, the Independent Shareholders' effective interest in San Yuan is approximately 28.65% as at the date of this announcement, 16th May, 2002. As such, the effective shareholding interest in San Yuan attributable to the Independent Shareholders resulting from the Spin-off will dilute to approximately 21.88% after completion of the Share Offer.

Although the shareholding of the Company's wholly owned subsidiary, Beijing Enterprises (Dairy) Limited, in San Yuan will be diluted from 72.00% to 55.00% upon completion of the Share Offer, it will remain to be the controlling shareholder of San Yuan.

5. Financial impact on the Group

The issue price per San Yuan share to be offered under the Share Offer has yet to be determined.

For illustration purpose only, the following section on the possible financial effects of the Group following the completion of the Share Offer is based on the assumption that issue price range is between RMB2.60 (approximately HK$2.45) to RMB3.30 (approximately HK$3.11) per San Yuan share as advised by the

Directors, raising proceeds of approximately RMB390 million (approximately HK$367.5 million) to RMB495 million (approximately HK$466.5 million) and that the total value of the share to be issued not to exceed 15% of the Group's consolidated net tangible assets as at 31st December, 2001. There can be no assurance that the actual amount of the Share Offer will fall under these assumptions.

(a) *Earnings*

According to the audited consolidated financial statements of the Group for the year ended 31st December, 2001, the audited turnover and net profit for the year ended 31st December, 2001 was HK$6,227.3 million and HK$577.5 million respectively. San Yuan's total attributable turnover and net profit to the Group for the year ended 31st December, 2001 amounted to approximately HK$709.5 million and HK$49.6 million respectively.

Upon completion of the Share Offer, the Company's shareholding on San Yuan will reduce from 74.77% to 57.11% and will result an exceptional gain for the Group for the deemed disposal of part of the Group's interest in San Yuan.

In addition, the Company will continue to enjoy the profit attributable from San Yuan for so long as San Yuan continues to be a subsidiary of the Group and the proceeds raised from the Share Offer will be used for the Group's business expansion.

(b) *Net tangible asset value*

According to the audited consolidated financial statements of the Group for the year ended 31st December, 2001, the consolidated net tangible asset value and the consolidated net tangible asset value per share as at 31st December, 2001 was HK$5,752.7 million and HK$9.24 respectively. Upon completion of the Share Offer, the pro-forma net tangible asset value of the Group would increase to the indicative range of HK$5,872.6 million to HK$5,929.1 million (equivalent to approximately HK$9.43 to HK$9.52 per share respectively). This represents an improvement of approximately 2.1% to 3.1%.

Horwath Capital's opinion

Having considered the above principal factors and reasons, Horwath Capital considers that the Waiver is fair and reasonable so far as the Independent Shareholders are concerned and is in the interests of the Company and the Independent Shareholders as a whole.

LETTER OF ADVICE FROM THE INDEPENDENT BOARD COMMITTEE

The text set out below have been extracted from the letter dated 16th May, 2002 from the Independent Board Committee to the Shareholders:

Mr. Lau Hon Chuen, Ambrose, Dr. Leo Tung-Hai Lee and Mr. Wang Xian Zhang, as the independent non-executive Directors, have been appointed by the Board of the Company to constitute the Independent Board Committee to advise the existing Shareholders in connection with the implications of the Company not providing any assured entitlement to shares in San Yuan under the proposed Share Offer as to whether, in their opinion, the Waiver is fair and reasonable so far the Independent Shareholders are concerned. Horwath Capital has been appointed as the independent financial adviser to advise the Independent Board Committee in this respect.

Attention is to be drawn to the Announcement and the extract of the letter from Horwath Capital as set out above.

Having considered the principal factors and reasons considered by, and the advice of Horwath Capital as set out in its letter of advice, the Independent Board Committee consider that the Waiver is fair and reasonable so far as the Independent Shareholders are concerned.

DEFINITIONS

"Announcement"	the press announcement dated 1st April, 2002 issued by the Company in respect of the Spin-off and the Waiver
"Associate"	has the meaning ascribed thereto under the Listing Rules
"Board"	Board of directors
"Company"	Beijing Enterprises Holdings Limited, a company incorporated on 26th February, 1997 under the laws of Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Horwath Capital"	Horwath Capital Asia Limited, an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong) and the independent financial adviser to the Independent Board Committee
"Independent Board Committee"	the independent board committee of the Company comprising Mr. Lau Hon Chuen, Ambrose, Dr. Leo Tung-Hai Lee and Mr. Wang Xian Zhang, established for the purpose of advising the Independent Shareholders
"Independent Shareholders"	Shareholders other than Beijing Enterprises Investments Limited, the 61.69% controlling Shareholder, and its Associates
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China, excluding Hong Kong, the Macau Special Administrative Region of the People's Republic of China and Taiwan for the purpose of this announcement
"San Yuan"	Beijing Sanyuan Foods Co., Ltd., a joint stock company established in the PRC
"Share Offer"	the proposed new issue of 150,000,000 A shares of RMB1.00 each in San Yuan for subscription in the PRC incidental to the proposed listing of the shares of San Yuan on the Shanghai Stock Exchange A Share Market
"Shareholders"	shareholders of the Company
"Spin-off"	the proposed spin-off and separate listing of San Yuan on the Shanghai Stock Exchange A Share Market
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Waiver"	the waiver granted by The Listing Committee of the Stock Exchange to the Company from providing its existing Shareholders with assured entitlement of shares in San Yuan under the Share Offer
"HK$"	Hong Kong dollars, the official currency of Hong Kong
"RMB"	PRC Renminbi, the official currency of the PRC
"%"	Per cent.

By order of the Board
Beijing Enterprises Holdings Limited
Tam Chun Fai
Company Secretary

Hong Kong, 16th May, 2002

The conversion of RMB into HK$ in this announcement is based on the approximate exchange rate of HK$1.00 = RMB1.0613.

Please also refer to the published version of this announcement in the ***(Hongkong iMail)***

File No. 82-5242

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Beijing Enterprises Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

CONNECTED TRANSACTIONS

Independent financial adviser to the Independent Board Committee

Horwath

HORWATH CAPITAL ASIA LIMITED

A letter from the Board is set out on pages 3 to 7 of this circular. A letter from the Independent Board Committee to the Independent Shareholders is set out on page 8 of this circular. A letter from Horwath Capital Asia Limited containing its advice to the Independent Board Committee is set out on pages 9 to 13 of this circular.

A notice convening an extraordinary general meeting of Beijing Enterprises Holdings Limited to be held at 34th Floor, West Tower, Shun Tak Centre, 168–200 Connaught Road Central, Hong Kong at 10:00 a.m. on Thursday, 4th July, 2002 is set out on page 20 of this circular. Whether or not you are able to attend the meeting in person, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon and deposit the same with Tengis Limited, the share registrar of Beijing Enterprises Holdings Limited, at 4th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjournment thereof should you so wish.

14th June, 2002

CONTENTS

In this circular, the following expressions shall have the following meanings unless the context requires otherwise:

"Advances"	successive advances provided by the Company and Beijing Enterprises (Dairy) Limited on divers dates in 2001 for an aggregate principal sum of Rmb215,946,270 (approximately HK$203,396,694) to San Yuan
"associates"	has the meaning as ascribed thereto under the Listing Rules
"BEIL"	Beijing Enterprises Investments Limited, the 61.69% controlling Shareholder of the Company
"Board"	the board of Directors
"Company"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Director(s)"	the director(s) of the Company
"EGM"	the extraordinary general meeting of the Company to be convened to consider and approve the Advances and the Milk Supply Agreement
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Horwath Capital"	Horwath Capital Asia Limited, an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong) and the independent financial adviser to the Independent Board Committee
"Independent Board Committee"	the independent board committee of the Company comprising Mr. Lau Hon Chuen, Ambrose, Mr. Lee Tung Hai, Leo and Mr. Wang Xian Zhang, established for the purpose of advising the Independent Shareholders
"Independent Shareholders"	Shareholders other than those who are interested in the Advances and the Milk Supply Agreement
"Latest Practicable Date"	12th June, 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Milk Supply Agreement"	the milk supply agreement entered into 23rd April, 1997 as supplemented by a supplemental agreement dated 28th December, 2001 between San Yuan and San Yuan Group on the supply of raw fresh milk to San Yuan
"NTA"	the consolidated audited net tangible assets of the Company

"Ongoing Connected Transaction"	ongoing transactions of San Yuan under the Milk Supply Agreement
"PRC"	The People's Republic of China, excluding Hong Kong, the Macau Special Administrative Region of the People's Republic of China and Taiwan for the purpose of this circular
"Rmb"	Renminbi, the lawful currency of the PRC
"San Yuan"	Beijing Sanyuan Foods Co., Ltd., a joint stock company established in the PRC and a subsidiary of the Company
"San Yuan Group"	Beijing San Yuan Group Company, a joint stock company established in the PRC under the Beijing Municipal Government and the substantial shareholder of San Yuan
"Shareholders"	the shareholders of the Company
"Spin-off Reorganisation"	the reorganisation being the purchase of 15% equity interest in San Yuan by San Yuan Group in preparation of San Yuan for the proposed listing of its shares on the Shanghai Stock Exchange A share market
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	US dollars, the lawful currency of the United States of America
"%"	per cent.

For the purpose of this circular, unless otherwise indicated, translations from Rmb into HK$ are made, for illustration purpose only, at the rate of HK$1.00 to Rmb1.0617 and translations of US$ into HK$ are made, for illustration purpose only, at the rate of US$1.00 to HK$7.80.

No representation is made that any amounts in Rmb, HK$ and US$ could have been or could be converted at the above rate or at any other rates or at all.

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability under the Companies Ordinance)

Directors:
Hu Zhao Guang *(Chairman)*
Yi Xi Qun *(Vice Chairman)*
Xiong Da Xin *(Executive Vice Chairman & President)*
Bai Jin Rong *(Executive Vice President)*
Liu Kai *(Vice President)*
Xing Chun Hua
Zheng Wan He
Wei En Hong
Li Fu Cheng
Bi Yu Xi
Li Man
Li Zhong Gen
Lau Hon Chuen, Ambrose *(Independent non-executive Director)*
Lee Tung Hai, Leo *(Independent non-executive Director)*
Wang Xian Zhang *(Independent non-executive Director)*
Fang Fang *(Non-executive Director)*

Registered Office:
34th Floor
West Tower
Shun Tak Centre
168–200 Connaught Road
Central
Hong Kong

14th June, 2002

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTIONS

INTRODUCTION

The Board announced on 30th April, 2002 that the conditions relating to the Spin-off Reorganisation had recently been fulfilled.

The Group has, prior to the completion of the Spin-off Reorganisation, entered into various agreements with San Yuan Group and San Yuan including the Milk Supply Agreement and the Advances. At the completion of the Spin-off Reorganisation, San Yuan Group's interest in San Yuan increased from 5% to 20% and become a substantial shareholder of San Yuan. Prior transactions between San Yuan Group and San Yuan and between the Group and San Yuan will therefore constitute connected transactions of the Company under the Listing Rules immediately upon the completion of the Spin-off Reorganisation.

The transactions contemplated under the Milk Supply Agreement will also constitute ongoing transactions of the Company under the Listing Rules.

The purpose of this circular is to give you further information on the Advances and the Milk Supply Agreement, to set out the recommendation of the Independent Board Committee and the independent advice of Horwath Capital and to give you notice of the EGM.

ADVANCES

Parties

Lenders:	the Company Beijing Enterprises (Dairy) Limited, a wholly owned subsidiary of the Company
Borrower:	San Yuan

Dates

Divers dates in 2001

Amount of the Advances

The Company and Beijing Enterprises (Dairy) Limited have together made various Advances to San Yuan during 2001, aggregating Rmb215,946,270 (approximately HK$203,396,694) in principal sum in total as at 31st December, 2001, representing approximately 3.53% of the Group's NTA for the same year.

Terms and consideration

The Advances were made on an unsecured basis fully repayable as to Rmb215,946,270 (approximately HK$203,396,694) on 31st March, 2003.

The Advances bore interest at an annual average rate of 5.85% in 2001, compared with the average interest rate of 5.35% per annum paid by the Group to independent banks for one year short term loan in the PRC in the same year. Total interest received by the Group from San Yuan in relation to such Advances for the year 2001 was approximately Rmb10,203,973 (approximately HK$9,610,976), representing approximately 0.17% of the Group's NTA for the same year.

Reason for the Advances

The Advances were made to San Yuan for general working capital.

The Advances were financed by internal resources of the Group and were made based on arms length negotiation. Having considered the prevailing bank interest rates, the funding requirements of San Yuan, and the possible use of the Group's surplus internal resources, the Directors of the Company considered the provision of the Advances and the terms of the Advances to be fair and reasonable and to be beneficial to the interest of the Group as a whole.

MILK SUPPLY AGREEMENT

Parties

Supplier:	San Yuan Group
Purchaser:	San Yuan

Dates

23rd April, 1997 as supplemented by a supplemental agreement dated 28th December 2001

Nature of the transaction

San Yuan Group shall provide or procure the supply of raw fresh milk to San Yuan with first priority right of supply to San Yuan.

Terms and consideration

Ten years commencing from 1st January, 1997 at market price determined by reference to the prices offered by raw fresh milk market in Beijing.

Reason for the purchase

Over 40% of the raw fresh milk required by San Yuan is supplied by San Yuan Group and its subsidiaries. For the three years ended 31st December, 2001, San Yuan paid approximately Rmb138 million, 233 million and 210 million (approximately HK$130 million, HK$219 million and HK$198 million) respectively to San Yuan Group for the purchase of raw fresh milk under the Milk Supply Agreement, representing approximately 2.7%, 4.2% and 3.4% respectively of the Group's NTA for the relevant year. It is expected that San Yuan's total purchase of raw fresh milk under the Milk Supply Agreement will increase as its business expands but will not exceed 5% of the Group's NTA for each financial year of such purchases.

The Milk Supply Agreement was entered into based on arms length negotiation and the Directors considered the purchase of raw fresh milk from San Yuan Group under the Milk Supply Agreement and the terms of the agreement to be fair and reasonable and beneficial to the interest of the Group as a whole.

Waiver sought

As mentioned, the transactions contemplated under the Milk Supply Agreement will constitute ongoing connected transactions of the Company. They are of a continuing nature and will arise on a regular basis in the ordinary and normal course of the Group's business. The Directors consider that full compliance to seek Independent Shareholders' approval of the Ongoing Connected Transaction on each occasion they arise would be impracticable, unduly burdensome and costly. Accordingly, the Company has applied to the Stock Exchange for a waiver from strict compliance with the relevant disclosure requirements and shareholders' approval requirements under Rule 14.26 of the Listing Rules, for the three (3) financial years ending on 31st December, 2004, in respect of the Ongoing Connected Transaction. The waiver application is made subject to:

1. the Ongoing Connected Transaction shall be

   (a) carried out by the Group in the ordinary and usual course of its business;

   (b) conducted either (i) on normal commercial terms (which expression shall be applied by reference to transactions of similar nature and to be made by similar entities); or (ii) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of the Company are concerned;

   (c) entered into either in accordance with the terms of the agreements or order contract or other supplemental agreement governing them;

2. the aggregate consideration payable under the Ongoing Connected Transaction for each financial year of the Company shall not exceed the cap amount ("Cap Amount") as follows:

Ongoing Connected Transaction	Cap Amount *(Rmb)*	Cap Amount *(HK$)*
Milk Supply Agreement	300 million	283.6 million

3. the independent non-executive Directors shall review the Ongoing Connected Transaction annually and confirm in the Company's next annual report that the transactions were conducted in the manner as stated in paragraphs (1) and (2) above;

4. the Company's auditors shall review the Ongoing Connected Transaction annually and report on a letter to the Directors (the "Letter") (a copy of which shall be provided to the Listing Division) whether:

   (a) the transaction has received the approval of the Board;

   (b) the transaction has been entered into in accordance with the terms of the agreements governing the same; and

   (c) the Cap Amount has not been exceeded.

   Where, for whatever reason, the auditors of the Company decline to accept the engagement or are unable to provide the Letter, the Board shall contact the Listing Division immediately;

5. details of the Ongoing Connected Transaction shall be disclosed as required under Rule 14.25(1)(A) to (D) of the Listing Rules in the annual report of the Company for that financial year, together with a statement of the opinion of the independent non-executive Directors and the auditors of the Company referred to in paragraphs (3) and (4) above; and

6. in the event of any future amendments to the Listing Rules imposing more stringent requirements than as at the date of the grant of the waiver applied for in this submission, including but not limited to the requirement that any such transactions be made conditional on approval by the Independent Shareholders, the Company shall take immediate steps to ensure compliance with such requirements within a reasonable time.

If the terms of the Ongoing Connected Transaction are altered in the future or the conditions of the waiver applied for as mentioned above (if granted by the Stock Exchange) are not met, the Company must comply with the provisions of Chapter 14 of the Listing Rules governing connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

CONNECTED TRANSACTIONS

The Advances and the Milk Supply Agreement constitute connected transactions of the Group under Chapter 14 of the Listing Rules and will require Independent Shareholders' approval in the EGM. In addition, as the expected amount payable by San Yuan under the Milk Supply Agreement will exceed 3% of the Group's NTA, the Milk Supply Agreement is subject to disclosure requirement and will also require Independent Shareholders' approval in the EGM.

In view of the interests of Beijing Enterprises (Dairy) Limited and San Yuan in the Advances and San Yuan and San Yuan Group in the Milk Supply Agreement, Beijing Enterprises (Dairy) Limited, San Yuan, San Yuan Group and their respective associates will abstain from voting in the EGM.

THE EGM

Notice of the EGM is set out on page 20 of this circular. At the EGM, an ordinary resolution will be proposed to approve the Advances and the Milk Supply Agreement.

In view of the interests of Beijing Enterprises (Dairy) Limited and San Yuan in the Advances and San Yuan and San Yuan Group in the Milk Supply Agreement, Beijing Enterprises (Dairy) Limited, San Yuan, San Yuan Group and their respective associates will abstain from voting in the EGM.

A form of proxy for use at the EGM is enclosed with this circular. Whether or not you intend to attend the EGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event by not later than 48 hours before the time appointed for holding the EGM or any adjournment thereof. Completion and return of the form of proxy shall not preclude you from attending and voting in person at the EGM or any adjournment thereof should you so wish.

RECOMMENDATION

The Directors consider that the Advances and the Milk Supply Agreement are on normal commercial terms and were negotiated on arm's length basis. The Directors further consider that the Advances and the Milk Supply Agreement are in the interest of the Company and are fair and reasonable so far as the Shareholders are concerned.

ADDITIONAL INFORMATION

Your attention is drawn to (i) the "Letter from the Independent Board Committee" set out on page 8 of this circular which contains the recommendation of the Independent Board Committee to the Independent Shareholders regarding the Advances and the Milk Supply Agreement, and (ii) the "Letter from Horwath Capital" set out on pages 9 to 13 of this circular which contains the advice of Horwath Capital to the Independent Board Committee in relation to the Advances and the Milk Supply Agreement and the principal factors and reasons considered by Horwath Capital in arriving at its advice.

Your attention is drawn to the additional information set out in the appendix in this circular.

Yours faithfully,
By order of the Board
Tam Chun Fai
Company Secretary

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

14th June, 2002

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTIONS

We refer to the circular issued by the Company to the Shareholders dated 14th June, 2002 (the "Circular") of which this letter forms part. Terms defined in the Circular shall have the same meanings in this letter unless the context otherwise requires.

Under the Listing Rules, the Advances constitute connected transaction for the Company and are subject to the approval of the Independent Shareholders at the EGM. In addition, the Milk Supply Agreement will also constitute Ongoing Connected Transaction of the Company and is also subject to the approval of the Independent Shareholders at the EGM.

We have been appointed by the Board to consider the terms of the Advances and the Milk Supply Agreement and to advise the Independent Shareholders in connection with the Advances and the Milk Supply Agreement as to whether, in our opinion, its terms are fair and reasonable so far as the Independent Shareholders are concerned. Horwath Capital has been appointed as the independent financial adviser to advise us in this respect.

We wish to draw your attention to the letter from the Board as set out on pages 3 to 7 and the letter from Horwath Capital as set out on pages 9 to 13 of the Circular respectively.

Having considered the principal factors and reasons considered by, and the advice of Horwath Capital as set out in its letter of advice, we consider that the terms of the Advances and the Milk Supply Agreement are fair and reasonable so far as the Independent Shareholders are concerned.

Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution to approve the Advances and the Milk Supply Agreement at the EGM.

Yours faithfully,
For and on behalf of
The Independent Board Committee
Lau Hon Chuen, Ambrose
Lee Tung Hai, Leo
Wang Xian Zhang
Independent Non-executive Directors

HORWATH CAPITAL ASIA LIMITED

2001 Central Plaza
18 Harbour Road, Hong Kong

14th June, 2002

To the Independent Board Committee of
Beijing Enterprises Holdings Limited

Dear Sirs,

CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment to advise the Independent Board Committee in respect of the Advances and the Milk Supply Agreement, details of which are set out in the letter from the Board (the "Board Letter") contained in the circular of the Company dated 14th June, 2002 (the "Circular") of which this letter forms part. Terms defined in the Circular shall have the same meanings in this letter unless the context of this letter otherwise requires.

Following the completion of the Spin-off Reorganisation, San Yuan Group's interest in San Yuan increased from 5% to 20% and become a substantial shareholder of San Yuan. San Yuan is held as to 72% by the Company's wholly owned subsidiary, Beijing Enterprises (Dairy) Limited, and as to 5% by the Company's 55.45% indirect subsidiary, Beijing Yanjing Brewery Company Limited, aggregating an effective shareholding of 74.77% in total. Prior transactions between San Yuan Group and San Yuan and between the Group and San Yuan will therefore constitute connected transactions of the Company under Chapter 14 of the Listing Rules.

Accordingly, the Advances and the Milk Supply Agreement constitute connected transactions of the Group under the Listing Rules following the completion of the Spin-off Reorganisation. In addition, the transactions contemplated under the Milk Supply Agreement will also constitute ongoing connected transactions of the Company. The Advances and the Milk Supply Agreement will be subject to approval by the Independent Shareholders in the EGM.

The Board has appointed the Independent Board Committee to consider whether the terms of the Advances and the Milk Supply Agreement are fair and reasonable so far as the Independent Shareholders are concerned. Horwath Capital has been appointed to advise the Independent Board Committee in this respect.

BASIS OF OUR ADVICE

In formulating our advice, we have relied on the statements, information, opinions and representations contained or referred to in the Circular and the information and representations as provided to us by the Directors. We have assumed that all information and representations contained or referred to in the Circular and all information and representations which have been provided by the Directors, for which they are

solely and wholly responsible, are true and accurate at the time when they were made and continue to be so at the date hereof. We have sought and received confirmation from the Directors that there are no other facts the omission of which would make any statement made in the Circular misleading.

We consider that the information reviewed by us is sufficient for the purpose of our advice set out in this letter and we have no reason to doubt the truth, accuracy, or completeness of the information provided to us by the Company or the Directors. We have not, however, conducted any form of independent verification of the information provided by the Directors, nor have we conducted an independent investigation into the business and affairs of the Group.

PRINCIPAL FACTORS CONSIDERED

In arriving at our recommendation in respect of the terms of the Advances and the Milk Supply Agreement, we have taken, inter alia, the following principal factors and reasons into consideration.

Shareholders should note that, while we shall endeavour to access the individual principal terms of the Advances and the Milk Supply Agreement, the connected transactions contemplated under the Advances and the Milk Supply Agreement are not inter-conditional and should be considered on as separate and stand alone basis.

THE ADVANCES

Background and reason

The Group is engaged in a diversified range of business in four major sectors: the consumer goods sector (comprising manufacture, distribution and sale of beer, wine processed meat and seafood products and dairy products, and food business, including the operation of McDonald's franchise stores in Beijing and Guangdong), the infrastructure sector, the services sector, and the technology sector.

San Yuan, an indirect subsidiary of the Company, is principally engaged in the production, distribution and sale of a variety of dairy products, primarily in Beijing and owns a 50% interest in Beijing McDonald's Food Co., Ltd., which in turn is engaged in the operation of McDonald's franchise stores in Beijing and Guangdong.

We note that prior to the Spin-off Reorganisation, as referred to in the Board Letter set out on pages 3 to 7 of the Circular, the Company and its wholly owned subsidiary, Beijing Enterprises (Dairy) Limited, have together made various Advances to San Yuan during 2001, aggregating Rmb215,946,270 (approximately HK$203,396,694) in principal sum in total as at 31st December, 2001.

We note that the Advances were made to San Yuan for general working capital purposes and were based on arm's length negotiation. We note that during 2001, San Yuan acquired 85% interest in San Yuan Hua Guan Food Company Limited (formerly known as Beijing Kraft Food Corporation Ltd.) for a net cash consideration of approximately US$9.3 million (approximately HK$72.54 million). In addition, during 2000, San Yuan acquired 50% interest in Guangdong San Yuan McDonald's Food Company Limited (during 2001, San Yuan transferred the 50% interest in Guangdong San Yuan McDonald's Food Company Limited into Beijing McDonald's Foods Co., Ltd.) for a consideration of approximately US$9.9 million (approximately HK$77.22 million). Therefore, the Advances were partly made for San Yuan's acquisitions during 2000 and 2001.

Financial position of San Yuan

The Directors have confirmed San Yuan's total borrowings (including the Advances) amounted to approximately Rmb453.25 million (approximately HK$481.22 million) and cash amounted to approximately Rmb128.53 million (approximately HK$30.29 million) at 31st December, 2001. The gearing ratio of San Yuan was thus approximately 60.02%.

Financial position of the Group

The Advances were financed by internal resources of the Group. Total interest income generated from the Advances amounted to approximately Rmb10,203,973 (approximately HK$9,610,976) representing approximately 0.17% of the Group's NTA of HK$5,752.7 million for the year ended 31st December, 2001. In addition, the total interest received by the Group from San Yuan in relation to such Advances represented approximately 6.84% of the Group's total interest income of HK$140.6 million for the year ended 31st December, 2001.

According to the audited consolidated financial statements of the Group as disclosed in the latest annual report of the Company, cash and cash equivalents amounted to approximately HK$4,031.7 million and total bank loans amounted to approximately HK$4,693.9 million as at 31st December, 2001. The gearing ratio of the Group was thus approximately 9.3%.

The Directors are of the view that with the Group's surplus internal resources, the provision of the Advances to San Yuan is effective in enhancing San Yuan's working capital. We consider that the Advances were a feasible means of enlarging San Yuan's working capital and that it would be in the Group's interest to extend the necessary support for San Yuan on its funding requirements as the Company is San Yuan's indirect controlling shareholder, without causing significant cash drain on the Group.

Terms and consideration

The Advances were made on an unsecured basis fully repayable as to Rmb215,946,270 (approximately HK$203,396,694) on 31st March, 2003.

The Advances bore interests at an annual average rate of 5.85% in 2001, compared with the average interest rate of 5.35% per annum paid by the Group to independent banks for one year short term loan in the PRC in the same year. Thus, the Advances would represent 0.5% higher than the prevailing market interest rate.

We nofe that the Company and its wholly owned subsidiary, Beijing Enterprises (Dairy) Limited are able to monitor San Yuan's usage of the funds as advanced by the Company and Beijing Enterprises (Dairy) Limited from the Advances. Thus, this would enable the Group to have greater access in monitoring San Yuan's business operations in relation with the Advances.

Given that the Advances interest rates are higher than the prevailing market interest rates, we consider that the provision of the Advances and terms of the Advances to be fair and reasonable and are in the interests of the Group as a whole.

THE MILK SUPPLY AGREEMENT

Background and reason

As stated above, San Yuan is principally engaged in the production, distribution and sale of a variety of dairy products, primarily in Beijing and owns a 50% interest in Beijing McDonald's Food Co., Ltd., which in turn is engaged in the operation of McDonald's franchise stores in Beijing and Guangdong.

San Yuan Group (formerly known as Beijing General Corporation of Agriculture Industry and Commerce) is principally engaged in apparel, food processing and property and related services and businesses. San Yuan Group is an enterprise established under the laws of the PRC and wholly owned by the Beijing Municipal Government.

We note that prior to the Spin-off Reorganisation, as referred to in the Board Letter set out on pages 3 to 7 of the Circular, the Ongoing Connected Transaction refers to the Milk Supply Agreement of which San Yuan Group shall provide or procure the supply of raw fresh milk to San Yuan with first priority right of supply to San Yuan.

We note that raw fresh milk is San Yuan's main ingredient for its production of dairy products. We note that over 40% of the raw fresh milk required by San Yuan is supplied by San Yuan Group and its subsidiaries with the remainder purchased from dairy milk farms in neighbouring cities and provinces in the PRC.

For the three years ended 31st December, 2001, San Yuan paid approximately Rmb138 million, Rmb233 million and Rmb210 million (approximately HK$130 million, HK$219 million and HK$198 million) respectively to San Yuan Group for the purchase of raw fresh milk under the Milk Supply Agreement, representing approximately 2.7%, 4.2% and 3.4% respectively of the Group's NTA for the relevant year. The Directors expect that San Yuan's total purchase of raw fresh milk under the Milk Supply Agreement will increase as its business expands but will not exceed 5% of the Group's NTA for each financial year of such purchases.

We have been advised by the Directors that San Yuan Group has the largest dairy milk farm in Beijing. Pursuant to the Milk Supply Agreement, we note that San Yuan has the first priority of right of supply of raw fresh milk from San Yuan Group. Under the terms of the agreement, San Yuan maintains its right to purchase raw fresh milk from other sources. Thus, San Yuan would be able to diversify its risk on its dependence on the supplier. However, Shareholders should note that in the event that San Yuan Group's operations are disrupted, there may have a material adverse effect on San Yuan's operations.

We note that the Milk Supply Agreement was entered into based on arm's length negotiation. Given that San Yuan has the first priority right of supply raw fresh milk by San Yuan Group, we consider that the Milk Supply Agreement so far as it is related to the Ongoing Connected Transaction to be fair and reasonable.

Terms and consideration

Pursuant to the Milk Supply Agreement, the purchase prices of the raw fresh milk are determined by reference to the prevailing market rates in Beijing for a period of ten years commencing from 1st January, 1997.

The Directors consider that the purchase of raw fresh milk from San Yuan Group under the Milk Supply Agreement and the terms of the agreement to be fair and reasonable and beneficial to the interest of the Group as a whole.

Given that the purchase prices of the raw fresh milk are determined by reference to the prevailing market rates in Beijing and that San Yuan has the first priority right of supply, we consider the terms of the Milk Supply Agreement so far as it is related to the Ongoing Connected Transaction to be fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Group as a whole.

Waiver sought

The Directors are of the view that the terms of the Ongoing Connected Transaction were determined on the basis of arm's length negotiation between the San Yuan and San Yuan Group and are fair and reasonable so far as the Independent Shareholders are concerned. The Ongoing Connected Transaction will be subject to the approval by Independent Shareholders under Rule 14.26 of the Listing Rules. As the Ongoing Connected Transaction will occur on a regular and continuing basis and will arise in the ordinary and usual course of business of the Group, the Directors consider that strict compliance with the requirements under Chapter 14 of the Listing Rules would be impractical and unduly burdensome for the Company and the costs involved in complying with such requirements would not be beneficial to the Shareholders.

Pursuant to the Milk Supply Agreement, San Yuan Group will continue to provide or procure the supply of raw fresh milk to San Yuan with first priority right of supply to San Yuan. As mentioned above, the amount paid by San Yuan to San Yuan Group for the purchase of raw fresh milk under the Milk Supply Agreement, representing not more than 5% of the Group's NTA for the relevant year. The Directors consider that the aggregate amount of the Ongoing Connected Transaction during each financial year will not exceed a cap amount of Rmb300 million (equivalent to HK$282.6 million).

For the purpose of corporate governance, the Company will comply with certain conditions as set out on pages 5 to 6 of the Circular in consideration of the Stock Exchange granting a waiver from strict compliance with the disclosure and approval requirements of Listing Rules in respect of the Ongoing Connected Transaction. In the event the Ongoing Connected Transaction exceeds the upper limit in a financial year of the Group during each of the three years ending 31st December, 2004, the Company will comply with the relevant requirements of the Listing Rules.

On the basis of the above, we consider that the above waiver application's conditions serve to monitor the Ongoing Connected Transaction so that it will be conducted on fair and reasonable terms and the interest of the Independent Shareholders as a whole will be properly safeguarded.

RECOMMENDATION

Having considered the above principal factors and reasons, we consider that the terms of the Advances and the Milk Supply Agreement to be fair and reasonable so far as the Company and the Independent Shareholders are concerned and are in the interests of the Group as a whole. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Advances and Milk Supply Agreement.

Yours faithfully,
For and on behalf of
HORWATH CAPITAL ASIA LIMITED
Graham Lam
Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. SHARE CAPITAL

The authorized and issued share capital of the Company as at the Latest Practicable Date was as follows:

		HK$
Authorized		
2,000,000,000	Shares as at the Latest Practicable Date	200,000,000
Issued		
622,500,000	Shares as at the Latest Practicable Date	62,250,000

3. DISCLOSURE OF INTERESTS

(a) Disclosure of interests under the SDI Ordinance

As at the Latest Practicable Date, the interests of the Directors in the Shares or other securities of the Company or any associated corporations (within the meaning of the SDI Ordinance) which had to be notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests which they were taken or deemed to have under section 31 or Part I of the Schedule to the SDI Ordinance) or which were required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange were as follows:

Directors' interest in Shares

As at the Latest Practicable Date, the interests of the Directors and their associates in the issued share capital of the Company and its associated corporations as recorded in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance were as follows:

Name of Director	Nature of interest	Name of associated corporation	Number of shares held
Zheng Wan He	Personal	Beijing Wangfujing Department Store (Group) Co., Ltd.	45,738
Li Fu Cheng	Personal	Beijing Yanjing Brewery Company Limited	18,720

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or their associates had any personal, family, corporate or other interests in the equity or debt securities of the Company or any of its associated corporations as defined in the SDI Ordinance as recorded in the register required to be kept under Section 29 of the SDI Ordinance or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

Directors' rights to acquire shares or debentures

Save as disclosed under the heading "Share option scheme" below, as at the Latest Practicable Date, no other rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any of the Directors or their respective spouse or children under 18 years of age, or were any rights exercised by them; or was the Company, or any of its holding companies, subsidiaries and fellow subsidiaries a party to any arrangement to enable any of the Directors to acquire such rights in any other body corporate.

Share option scheme

The Company operates a share option scheme (the "Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. The Directors may, at their discretion, invite employees, including executive Directors and any member of the Group, to take up options to subscribe for ordinary shares of the Company at HK$1 per grant of options. The Scheme became effective on 16th May, 1997 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of exercised share options currently permitted to be granted under the Scheme (the "Maximum Number") is an amount equivalent, upon their exercise, to 10% of the shares of the Company in issue at any time. No option may be granted to any one person which if exercised in full would result in the total number of ordinary shares of the Company issued and issuable to him/her under all the options previously granted to him/her and the said option exceeding 25% of the Maximum Number. As at the Latest Practicable Date, the number of shares issuable under share options granted under the Scheme was 19,950,000, which represented approximately 3.2% of the Company's shares in issue as at that date.

An option may not be transferred and is personal to the grantee and may be exercised or treated as exercised, as the case may be, in whole or in part.

The period during which an option may be exercised will be determined by the Directors at their discretion, save that no option may be exercised later than 10 years after it has been granted. No option may be granted more than 10 years after the date of approval of the Scheme.

The exercise price of the share options is determinable by the Directors, but may not be less than the higher of (i) the nominal value of an ordinary share; and (ii) 80% of the average of the closing prices of the Company's ordinary shares on the Stock Exchange on the five trading days immediately preceding the date of grant of the option.

As at the Latest Practicable Date, the following share options were outstanding under the Scheme were as follows:

Name of Director	Number of Shares in respect of which options have been granted *(Note i)*	*(Note ii)*
Mr. Hu Zhao Guang	400,000	3,600,000
Mr. Bai Jin Rong	240,000	2,160,000
Mr. Xing Chun Hua	240,000	2,160,000
Mr. Zheng Wan He	200,000	1,800,000
Mr. Wei En Hong	200,000	1,800,000
Mr. Li Fu Cheng	200,000	1,800,000
Mr. Qiao Yu *(Note iii)*	—	—
Mr. Li Zhong Gen	200,000	1,800,000
	1,680,000	15,120,000
Employees in aggregate *(Note iv)*	320,000	2,830,000
	2,000,000	17,950,000

Notes:

(i) These options were granted on 3rd March, 1998, at an exercise price per share of HK$17.03. The cash consideration paid by each Director and employee for the options granted was HK$1 per grant of options. The options may be exercised at any time within the ten years commencing on 1st September, 1998.

(ii) These options were granted on 23rd June, 1998, at an exercise price per share of HK$17.03. The consideration paid by each Director and employee for the options granted was HK$1 per grant of options. The options may be exercised in 9 equal portions. The first portion is exercisable at any time commencing on 1st January, 1999, and one additional portion becomes exercisable on 1st January in each of the following years. All of the options (to the extent not exercised, will become exercisable on 1st January, 2007, and if not otherwise exercised, will lapse on 1st January, 2009.

(iii) Owing to the resignation of Mr. Qiao Yu on 20th August, 2001, a total of 2,000,000 share options granted to him on 3rd March, 1998 (200,000 share options) and 23 June, 1998 (1,800,000 share options) lapsed on 30th August, 2001.

(iv) Owing to the resignation of certain employees during the year, a total of 570,000 shares options granted to them on 3rd March, 1998 (30,000 share options) and 23rd June, 1998 (540,000 share options) lapsed during 2001.

In addition to the above, as at the Latest Practicable Date, the interests of the Directors in options to subscribe for shares of Beijing Development (Hong Kong) Limited ("Beijing Development"), an indirectly owned subsidiary of the Company listed on the Stock Exchange, under the share option scheme of Beijing Development, were as follows:

Name of Director	Number of options held
Mr. Xiong Da Xin	2,800,000
Mr. Bai Jin Rong	2,600,000

These options were granted on 19th June, 2001 at an exercise price of HK$1.13 per option. The options may be exercised in 2 or 3 equal portions. The first option is exercisable at any time commencing 1st January, 2002 and each further portion becomes exercisable on 1st January in each of the following area. All of the options, if not otherwise exercised, will lapse on 26th June, 2006. No potion of these share options was exercised during the year.

The financial impact of share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the profit and loss account or the balance sheet for their cost. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which lapse or are cancelled prior to their exercise date are deleted from the register of outstanding options.

The Directors do not consider it appropriate to disclose a theoretical value of the share options of Beijing Development granted during 2001 to the Directors because a number of factors crucial for the valuation are subjective and uncertain. Accordingly, any valuation of the options based on various speculative assumptions would not be meaningful and would be misleading.

(b) Executive Directors' service contracts

Except for Mr. Liu Kai, all executive Directors have service contracts with the Company, each with an unexpired period of approximately 12 months as at the Latest Practicable Date. Mr. Liu Kai has entered into a service contract with the Company for a period of three years commencing on 15th January, 2001.

Except as disclosed above, none of the Directors has an existing or a proposed service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation other than statutory compensation.

(c) As at the Latest Practicable Date, none of the Directors is materially interested in any contract or arrangement entered into by the Company or any of its subsidiaries which contract or arrangement is subsisting at the date hereof and which is significant in relation to the business of the Group.

(d) As at the Latest Practicable Date, none of the Directors or Horwath Capital has, or has had, any direct or indirect interest in any assets which have been acquired or disposed of by, or leased to, or which are proposed to be acquired or disposed of by, or leased to, any member of the Group since 31st December, 2001, being the date to which the latest published audited accounts of the Company were made up.

(e) As at the Latest Practicable Date, Horwath Capital did not have any shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

4. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, in accordance with the register of substantial Shareholders maintained by the Company under Section 16(1) of the SDI Ordinance and so far as was known to the Directors or chief executive of the Company, the only persons (not being a Director or chief executive of the Company) who were directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group and the amount of such persons' interests in such securities, together with particulars of any options in respect of such capital, were as follows:

Name	Number of Shares	% of total issued Shares
Modern Orient Limited ("MOL")	90,050,000	14.47
BEIL *(Note i)*	384,000,000	61.69
Beijing Holdings Limited ("BHL") *(Note ii)*	391,577,000	62.84

Notes:

(i) The interest disclosed includes the shares owned by MOL. MOL is held directly as to 100% by BEIL. Accordingly, BEIL is deemed to be interested in the shares owned by MOL.

(ii) The interest disclosed included the shares owned by BEIL and MOL. BEIL, the holding company of MOL, is held indirectly as to 50.37% by BHL. Accordingly, BHL is deemed to be interested in the shares owned by BEIL and MOL.

Save as disclosed herein, there is no other person known to the Directors who was, as at the Latest Practicable Date, directly or indirectly, interested in 10% or more of the issued share capital of any member of the Group or any options in respect of such capital that was required to be recorded pursuant to Section 16(1) of the SDI Ordinance.

5. MATERIAL CHANGES

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Group since 31st December, 2001 (being the date to which the latest published audited accounts of the Company were made up).

6. MISCELLANEOUS

(a) The qualification of the expert who has given advice contained in this circular is as follows:

Name	:	Horwath Capital
Qualification	:	registered investment adviser under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)

(b) Horwath Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which they appear.

(c) The letter given by Horwath Capital is given as of the date of this circular for inspection herein.

(d) The secretary of the Company is Mr. Tam Chun Fai who is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Society of Accountants.

(e) The share registrar and transfer office of the Company is Tengis Limited at 4th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong.

(f) The registered office of the Company is 34th Floor, West Tower, Shun Tak Centre, 168–200 Connaught Road Central, Hong Kong.

(g) The English text of this circular shall prevail over the Chinese text in case of inconsistency.

7. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the registered office of the Company during normal business hours up to and including 28th June, 2002:

(a) the Advances agreements;

(b) the Milk Supply Agreement;

(c) the letter of advice from Horwath Capital to the Independent Board Committee, the text of which are set out in pages 9 to 13 of this circular;

(d) the letter from the Independent Board Committee, the text of which are set out in page 14 of this circular;

(e) the letter of consent from Horwath Capital referred to in paragraph 6(b) of this appendix; and

(f) the service contracts mentioned in paragraph 3(b) of this appendix.

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Beijing Enterprises Holdings Limited (the "Company") will be held at the registered office of the Company at 34th Floor, West Tower, Shun Tak Centre, 168–200 Connaught Road Central, Hong Kong on Thursday, 4th July, 2002 at 10:00 a.m. for the purpose of considering and, if thought fit, passing (with or without amendments) the following resolution as ordinary resolution:

Ordinary Resolution

"**THAT** the Advances and the Milk Supply Agreement (as defined in the circular dated 14th June, 2002 despatched to shareholders of the Company) be and are hereby approved."

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 14th June, 2002

Registered office:
34th Floor
West Tower
Shun Tak Centre
168–200 Connaught Road Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy (or at most two proxies) to attend and, on a poll, vote on his/her behalf. A proxy need not be a member of the company.

2. A form of proxy for use at the Extraordinary General Meeting is enclosed herewith.

3. To be valid, the form of proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be lodged with the Company's share registrar, Tengis Limited, at 4/F Hutchison House, 10 Harcourt Road, Central, Hong Kong not less than 48 hours before either the time appointed for holding the Extraordinary General Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude a shareholder from attending and voting in person at the Extraordinary General Meeting or any adjournment thereof if the shareholder so desires.

4. Beijing Enterprises (Dairy) Limited, Beijing Sanyuan Foods Co., Ltd., Beijing San Yuan Group and their associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) will abstain from voting at the meeting.

此乃要件　請即處理

閣下如對本通函任何方面**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部北京控股有限公司股份**售出或轉讓**，應立即將本通函連同隨附之代表委任表格送交買主或承讓人，或送交經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED
（根據公司條例於香港註冊成立之有限公司）

關連交易

獨立董事委員會之獨立財務顧問

Horwath

浩華融資亞洲有限公司

董事會函件載於本通函第3至7頁。獨立董事委員會致獨立股東之函件載於本通函第8頁。浩華融資亞洲有限公司函件（當中載有其向獨立董事委員會提供之意見）載於本通函第9至13頁。

北京控股有限公司謹訂於二零零二年七月四日星期四上午十時正假座香港干諾道中168－200號信德中心西座34樓舉行股東特別大會，有關通告載於本通函第20頁。無論　閣下能否親身出席大會，務請按隨附之代表委任表格上所列印之指示將表格填妥，並盡快交回及存置於北京控股有限公司之股份過戶登記處登捷時有限公司（地址為香港中環夏慤道10號和記大廈4樓），惟無論如何須於大會或其任何續會之指定舉行時間四十八小時前送達。

填妥及交回代表委任表格後，　閣下仍可親身出席大會或其任何續會，並於會上投票。

二零零二年六月十四日

目　錄

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「墊款」	指	本公司及 Beijing Enterprises (Dairy) Limited 於二零零一年若干日期持續提供予三元之墊款，本金額合共人民幣215,946,270元（約203,396,694港元）
「聯繫人士」	指	上市規則所賦予之涵義
「BEIL」	指	Beijing Enterprises Investments Limited，擁有61.69%權益之本公司控股股東
「董事會」	指	董事會
「本公司」	指	北京控股有限公司，於香港註冊成立之有限公司，其股份於聯交所上市
「董事」	指	本公司董事
「股東特別大會」	指	本公司即將召開之股東特別大會，以考慮及批准墊款及牛奶供應協議
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港之法定貨幣
「香港」	指	中國香港特別行政區
「浩華融資」	指	浩華融資亞洲有限公司，根據香港法例第333章證券條例註冊之投資顧問及獨立董事委員會之獨立財務顧問
「獨立董事委員會」	指	由劉漢銓先生、李東海先生及王憲章先生組成之本公司獨立董事委員會，以便向獨立股東提供意見
「獨立股東」	指	本公司股東，於墊款及牛奶供應協議中擁有權益者除外
「最後可行日期」	指	二零零二年六月十二日，即本通函付印前以確定其所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「牛奶供應協議」	指	於一九九七年四月二十三日訂立之牛奶供應協議，經三元與三元集團於二零零一年十二月二十八日就供應鮮牛奶予三元而訂立之補充協議所補充
「資產淨值」	指	本公司之綜合經審核有形資產淨值

「持續關連交易」	指	三元根據牛奶供應協議進行之持續交易
「中國」	指	中華人民共和國，就本通函而言，不包括中華人民共和國香港、澳門特別行政區及台灣
「人民幣」	指	人民幣，中國之法定貨幣
「三元」	指	北京三元食品股份有限公司，於中國成立之股份公司，並為本公司之附屬公司
「三元集團」	指	北京三元集團總公司，北京市政府轄下於中國成立之股份公司，並為三元之主要股東
「股東」	指	本公司股東
「分拆重組」	指	重組事項，即為籌備三元之股份在上海證券交易所A股市場上市之建議，三元集團購入三元之15%股本權益
「聯交所」	指	香港聯合交易所有限公司
「美元」	指	美元，美國之法定貨幣
「%」	指	百分比

於本通函而言，除另有指示者外，人民幣兑港元乃按1.00港元兑人民幣1.0617元之匯率換算，以方便說明，而美元兑換港元乃按1.00美元兑7.80港元之匯率換算，以方便說明。

本公司並無就任何人民幣、港元及美元款項已經或可能按上述匯率或任何其他匯率換算作出聲明。

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED
(根據公司條例於香港註冊成立之有限公司)

董事：
胡昭廣(主席)
衣錫群(副主席)
熊大新(執行副主席兼總裁)
白金榮(執行副總裁)
劉凱(副總裁)
邢春華
鄭萬河
魏恩鴻
李福成
畢玉璽
李滿
李中根
劉漢銓(獨立非執行董事)
李東海(獨立非執行董事)
王憲章(獨立非執行董事)
方方(非執行董事)

註冊辦事處：
香港
干諾道中168－200號
信德中心
西座
34樓

敬啟者：

關連交易

緒言

董事會於二零零二年四月三十日公佈，有關分拆重組之各項條件最近已告達成。

於分拆重組完成前，本集團與三元集團及三元訂立多項協議，包括牛奶供應協議及墊款。於分拆重組完成時，三元集團於三元之權益由5%增加至20%，並成為三元之主要股東。因此，根據上市規則，緊隨分拆重組完成後，三元集團與三元及本集團與三元過往進行之交易將構成本公司之關連交易。

根據上市規則，擬根據牛奶供應協議項進行之交易亦構成本公司之持續交易。

本通函旨在向　閣下提供有關墊款及牛奶供應協議之其他資料、載列獨立董事委員會之推薦意見及浩華融資之獨立意見，以及向　閣下發出股東特別大會通告。

墊款

協議雙方

貸款人： 本公司
Beijing Enterprises (Dairy) Limited，本公司之全資附屬公司

借款人： 三元

日期

二零零一年若干日期

墊款金額

本公司與 Beijing Enterprises (Dairy) Limited 於二零零一年內向三元提供了若干墊款，本金額於二零零一年十二月三十一日合共為數人民幣215,946,270元(約203,396,694港元)，佔本集團同年資產淨值約3.53%。

條款及代價

墊款並無附帶抵押，須於二零零三年三月三十一日全數償還人民幣215,946,270元(約203,396,694港元)。

墊款按二零零一年之平均年利率5.85%計息，與本集團同年獲國內獨立銀行提供一年短期貸款所支付之平均年利率5.35%相若。於二零零一年，本集團向三元收取墊款之利息合共約為人民幣10,203,973元(約9,610,976港元)，佔本集團同年資產淨值約0.17%。

借出墊款之原因

本公司向三元借出墊款作一般營運資金。

墊款以本集團之內部資源並按公平原則經磋商後撥付。經考慮當時適用之銀行利率、三元之融資要求及本集團剩餘內部資源之可能用途後，本公司董事認為，借出墊款及墊款之條款乃屬公平合理，並符合本集團之整體利益。

牛奶供應協議

協議雙方

供應商： 三元集團
買方： 三元

日期

一九九七年四月二十三日，經一項於二零零一年十二月二十八日訂立之補充協議所補充

交易性質

三元集團有第一優先權向三元提供或安排供應鮮牛奶。

條款及代價

由一九九七年一月一日起為期十年，市價參考北京市鮮牛奶市場價格釐定。

購買之原因

三元所需之鮮牛奶超過40%由三元集團及其附屬公司供應。截至二零零一年十二月三十一日止三個年度，根據牛奶供應協議，為購買鮮牛奶，三元分別向三元集團支付約人民幣138,000,000元、人民幣233,000,000元及人民幣210,000,000元（約130,000,000港元、219,000,000港元及198,000,000港元），分別佔本集團有關年度之資產淨值約2.7%、4.2%及3.4%。預期三元根據牛奶供應協議就鮮牛奶支付之總購貨額將隨業務拓展而增加，惟有關購貨額不會超過本集團於進行採購之各財政年度資產淨值之5%。

牛奶供應協議乃按公平原則進行磋商後訂立，董事認為根據牛奶供應協議向三元集團購買鮮牛奶，以及該協議之條款乃屬公平合理，並符合本集團之整體利益。

申請豁免

誠如上文所述，牛奶供應協議項下之交易將構成本公司之持續關連交易，各項交易均為持續性質，並於本集團之日常及一般業務過程中定期進行。董事認為，全面遵守及於每次進行有關交易持續關連交易時均須取得獨立股東批准乃不切實際、費時及浪費。因此，本公司已向聯交所提交申請，要求豁免嚴格遵守根據上市規則第14.26條有關截至二零零四年十二月三十一日止三個財政年度持續交易之有關披露規定及股東批准規定。豁免申請須符合下列條件，方獲批出：

1. 每項持續關連交易須：

   (a) 於本集團日常及一般業務過程中進行；

   (b) 根據(i)一般商業條款（運用時參照由類似實體進行之同類性質交易）；或(ii)就本公司股東而言乃屬公平合理之條款而進行（無論是否可資比較）；

   (c) 根據該等協議、定單合約或其他補充規管協議之條款訂立；

2. 本公司於各財政年度根據持續關連交易應付之總代價不得超過下列上限(「上限金額」):

持續關連交易	上限金額(人民幣)	上限金額(港元)
牛奶供應協議	300,000,000	283,600,000

3. 獨立非執行董事將每年審閱該持續關連交易,並於本公司下一次刊發之年報內確認該等交易是否根據上文第(1)及第(2)段所述方式進行;

4. 本公司核數師須每年審閱持續關連交易,並在一份致董事函件(「函件」)(其副本須呈交上市科)中向董事報告下列事項:

   (a) 該等交易是否已獲董事會批准;

   (b) 該等交易是否按照協議之條款訂立;及

   (c) 是否並無超過上限金額。

   無論出於任何原因,倘若本公司核數師拒絕接納是項委聘或未能提供函件,則董事會須立即通知上市科;

5. 根據上市規則第14.25(1)(A)至(D)條之規定,持續關連交易之詳情須於本公司該財政年度之年報中,連同上文第(3)及第(4)段所述獨立非執行董事及本公司核數師之意見聲明一併披露;

6. 倘日後上市規則出現任何修訂,而所施加之規定較是次提交申請所獲豁免之日期時更為嚴謹(包括惟不限於任何該等交易須待取得獨立股東批准方可進行之規定),則本公司須隨即採取行動,確保在合理時間內遵守上述規定。

倘持續關連交易之條款於日後修訂或未能符合上文所述申請豁免之條件(倘聯交所授出豁免),則本公司必須遵守上市規則第14章監管關連交易之條文,惟本公司向聯交所申請並取得個別豁免則除外。

關連交易

根據上市規則第14章,墊款及牛奶供應協議構成本集團之關連交易,須獲獨立股東於股東特別大會批准,方可作實。此外,由於預計根據牛奶供應協議三元須支付之金額將超過本集團資產淨值之3%,故牛奶供應協議須遵守披露規定,並須取得獨立股東於股東特別大會上之批准。

鑑於 Beijing Enterprises (Dairy) Limited 及三元於墊款及三元與三元集團於牛奶供應協議之權益，Beijing Enterprises (Dairy) Limited、三元、三元集團及彼等各自之聯繫人士須於股東特別大會上放棄投票。

股東特別大會

股東特別大會通告載於本通函第20頁。本公司將於股東特別大會上提呈一項普通決議案，藉以批准墊款及牛奶供應協議。

鑑於 Beijing Enterprises (Dairy) Limited 與三元於墊款及三元與三元集團於牛奶供應協議之權益，Beijing Enterprises (Dairy) Limited、三元、三元集團及彼等各自之聯繫人士須於股東特別大會上放棄投票。

本通函隨附一份股東特別大會適用之代表委任表格。無論　閣下能否出席股東特別大會，均須按代表委任表格上所列印之指示將表格填妥並盡快交回，惟無論如何須於股東特別大會或其任何續會之指定舉行時間四十八小時前送達。　閣下填妥及交回代表委任表格後，仍可親身出席股東特別大會或其任何續會，並於會上投票。

推薦意見

董事認為，墊款及牛奶供應協議乃按一般商業條款訂立，並按公平原則進行磋商後釐定。董事進一步認為，墊款及牛奶供應協議符合本公司之利益，對股東而言乃屬公平合理。

其他資料

務請　閣下垂注(i)載於本通函第8頁之「獨立董事委員會函件」(當中載有獨立董事委員會就墊款及牛奶供應協議給予獨立股東之推薦意見)，及(ii)載於本通函第9至13頁之「浩華融資函件」，當中載有浩華融資就墊款及牛奶供應協議給予獨立董事委員會之意見，以及浩華融資在達致其意見時所考慮之主要因素及原因。

務請　閣下垂注本通函附錄所載之其他資料。

此致

列位股東　台照

承董事會命
公司秘書
譚振輝
謹啟

二零零二年六月十四日

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED
(根據公司條例於香港註冊成立之有限公司)

敬啟者：

關連交易

吾等提述本公司於二零零二年六月十四日寄發予股東之通函(「本通函」)，本函件為本通函一部份。除文義另有所指外，本通函所界定之詞彙概與本函件所使用者具備相同涵義。

根據上市規則，墊款構成本公司之關連交易，並須經獨立股東於股東特別大會上批准。此外，牛奶供應協議將構成本公司之持續關連交易，同時亦須經獨立股東於股東特別大會上批准。

吾等獲董事會委任考慮墊款及牛奶供應協議之條款，並就墊款及牛奶供應協議之條款對獨立股東而言是否公平合理向獨立股東提供意見。浩華融資獲委任為獨立財務顧問，就此方面提供意見。

吾等敦請　閣下垂注分別載於本通函第3至7頁及第9至13頁之董事會函件及浩華融資函件。

經考慮主要因素及原因，以及浩華融資之意見(載於浩華融資意見書內)，吾等認為，就獨立股東而言，墊款及牛奶供應協議之條款乃屬公平合理。

因此，吾等推薦獨立股東於股東特別大會上投票贊成普通決議案，藉以批准墊款及牛奶供應協議。

此致

列位獨立股東　台照

代表
獨立董事委員會
獨立非執行董事
劉漢銓
李東海
王憲章
謹啟

二零零二年六月十四日

浩華融資亞洲有限公司

香港港灣道18號
中環廣場2001室

敬啟者：

關連交易

緒言

謹此提述吾等獲委任就墊款及牛奶供應協議向獨立董事委員會提供意見， 貴公司於二零零二年六月十四日刊發之通函(「該通函」)中董事會函件(「董事會函件」)載有有關詳情，本函件為該通函之一部份。除本函件之文義另有所指外，該通函所界定之詞彙概與本函件所使用者具備相同涵義。

於分拆重組完成後，三元集團於三元之權益由5%增加至20%，並成為三元之主要股東。三元由 貴公司之全資附屬公司 Beijing Enterprises (Dairy) Limited 持有72%權益，另由 貴公司間接擁有55.45%權益之附屬公司北京燕京啤酒股份有限公司持有5%權益，實際持股量合共為74.77%。因此，根據上市規則第14章之規定，三元集團與三元及 貴集團與三元過往進行之交易將構成 貴公司之關連交易。

因此，於分拆重組完成後，根據上市規則，墊款及牛奶供應協議構成 貴集團之關連交易。此外，牛奶供應協議項下進行之交易亦將構成 貴公司之持續關連交易。墊款及牛奶供應協議將須取得獨立股東於股東特別大會上批准。

董事會已委任獨立董事委員會考慮墊款及牛奶供應協議之條款對獨立股東而言是否公平合理。浩華融資已獲委任就此方面向獨立董事委員會提供意見。

吾等意見之基準

吾等制訂意見時，曾依賴該通函所載明或所述之聲明、資料、意見及陳述，以及董事提供予吾等之資料及陳述。吾等假設該通函所載明或所述之一切資料及陳述，以及董事提供予吾等之一切資料及陳述(董事須對此負全責)於作出時乃屬真確，且於本函件之刊發日期仍然

如此。吾等已敦請並取得董事確認，該通函並無遺漏任何其他事實，致使該通函所作之任何聲明產生誤導。

吾等認為，吾等所審閱之資料足以使吾等達致本函件所載之意見，吾等亦無理由懷疑 貴公司或董事提供予吾等之資料之真實性、準確性或完整性。然而，吾等並無對董事提供予吾等之資料進行任何形式之獨立核實工作，亦無對 貴集團之業務及事務進行獨立調查。

主要考慮因素

吾等就墊款及牛奶供應協議之條款制訂推薦意見時，已考慮(其中包括)下列各項主要因素及原因。

股東務須注意，吾等盡力將墊款及牛奶供應協議、根據墊款及牛奶供應協議進行之關連交易之個別主要條款視為並非相互取決，並應單獨考慮及獨立處理。

墊款

背景及原因

貴集團從事多元化業務中之四大業務範疇，計有消費品(包括製造、分銷及銷售啤酒、餐酒、加工肉、海鮮產品及奶製品)及食品業務(包括在北京及廣東經營麥當勞連鎖式快餐店)、基礎設施、服務業及科技業。

三元乃 貴公司之間接附屬公司，主要在北京從事生產、分銷及銷售多類奶製品，並擁有北京麥當勞食品有限公司之50%權益，該公司主要在北京及廣東經營麥當勞連鎖式快餐店。

吾等知悉，誠如該通函第3至7頁董事會函件所述，於分拆重組前， 貴公司及其全資附屬公司 Beijing Enterprises (Dairy) Limited 於二零零一年內向三元提供了若干墊款，本金額於二零零一年十二月三十一日合共為數人民幣215,946,270元(約203,396,694港元)。

吾等知悉， 貴公司向三元借出墊款作一般營運資金，並按公平原則經磋商後釐定。吾等亦知悉，於二零零一年，三元以現金代價淨額約9,300,000美元(約72,540,000港元)購入北京三元華冠食品有限責任公司(前稱北京卡夫食品有限公司)之85%權益。此外，於二零零零年，三元購入廣東三元麥當勞食品有限公司之50%權益(於二零零一年，三元將廣東三元麥當勞食品有限公司之50%權益轉讓予北京麥當勞食品有限公司)，代價約為9,900,000美元(約77,220,000港元)。因此， 貴公司借出墊款之部份原因，為三元於二零零零年及二零零一年進行收購。

三元之財政狀況

董事確認，三元於二零零一年十二月三十一日之總借貸（包括墊款）約達人民幣453,250,000元（約481,220,000港元）及現金約達人民幣128,530,000元（約30,290,000港元）。因此，三元之資本負債比率約為60.02%。

貴集團之財政狀況

墊款以　貴集團之內部資源撥付。墊款所賺取之總利息收入約為人民幣10,203,973元（約9,610,976港元），佔截至二零零一年十二月三十一日止年度　貴集團之資產淨值5,752,700,000港元約0.17%。此外，　貴集團就有關墊款向三元收取之總利息，佔截至二零零一年十二月三十一日止年度　貴集團之總利息收入140,600,000港元約6.84%。

根據　貴公司最近期年報所披露　貴集團之經審核綜合財務報表，於二零零一年十二月三十一日現金及現金等值物約為4,031,700,000港元，而總銀行貸款約為4,693,900,000港元。因此，　貴集團之資本負債比率約為9.3%。

董事認為，憑藉　貴集團剩餘之內部資源，向三元借出墊款乃有效鞏固三元之營運資金。吾等認為，墊款乃增強三元營運資金之可行方法，另外，鑑於　貴公司乃三元之間接控股股東，墊款　符合貴集團之利益，在三元融資要求方面給予必要援助，而毋須對　貴集團造成重大現金外流。

條款及代價

墊款並無附帶抵押，須於二零零三年三月三十一日全數償還人民幣215,946,270元（約203,396,694港元）。

墊款按二零零一年之平均年利率5.85%計息，與　貴集團同年獲國內獨立銀行提供一年短期貸款所支付之平均年利率5.35%相約。因此，墊款較現行市場利率高0.5%。

吾等知悉，　貴公司及其全資附屬公司 Beijing Enterprises (Dairy) Limited 能監察三元動用　貴公司與 Beijing Enterprises (Dairy) Limited 借出墊款之資金。因此，此舉將有助　貴集團更有效監察三元進行有關墊款之業務。

鑑於墊款之利率高於現行市場利率，吾等認為借出墊款及墊款之條款乃屬公平合理，符合　貴集團之整體利益。

牛奶供應協議

背景及原因

誠如上文所述，三元主要在北京從事生產、分銷及銷售多類奶製品，並擁有北京麥當勞食品有限公司之50%權益，該公司主要在北京及廣東經營麥當勞連鎖式快餐店。

三元集團(前稱北京市農工商聯合總公司)主要從事服裝、食品加工、地產及相關服務及業務。三元集團為根據中國法律成立之企業，由北京市政府全資擁有。

吾等知悉，誠如該通函第3至7頁董事會函件所述，於分拆重組前，根據牛奶供應協議所指之持續關連交易，三元集團有第一優先權向三元提供或安排供應鮮牛奶。

吾等知悉，鮮牛奶為三元生產奶製品之主要成分。吾等亦知悉，三元所需之鮮牛奶超過40%由三元集團及其附屬公司供應，其餘則購自國內鄰近省市之牛奶牧場。

截至二零零一年十二月三十一日止三個年度，根據牛奶供應協議，為購買鮮牛奶，三元分別向三元集團支付約人民幣138,000,000元、人民幣233,000,000元及人民幣210,000,000元(約130,000,000港元、219,000,000港元及198,000,000港元)，分別佔 貴集團有關年度之資產淨值約2.7%、4.2%及3.4%。董事預期，三元根據牛奶供應協議就鮮牛奶支付之總購貨額隨業務拓展而增加，惟有關購貨額不會超過 貴集團於進行採購之各財政年度資產淨值之5%。

董事向吾等表示，三元集團擁有北京最大牛奶牧場。根據牛奶供應協議，吾等知悉，三元集團有第一優先權向三元供應鮮牛奶。根據該協議之條款，三元有權向其他資源購買鮮牛奶。因此，三元能夠將依賴供應商之風險分散。然而，股東務須注意，倘三元集團之業務中斷，三元之業務可能蒙受重大不利影響。

吾等知悉，牛奶供應協議乃按公平原則進行磋商後訂立。鑑於三元集團有第一優先權向三元供應鮮牛奶，吾等認為，就持續關連交易而言，牛奶供應協議屬公平合理。

條款及代價

根據牛奶供應協議，鮮牛奶購買價乃參考自一九九七年一月一日起計為期十年之期間，北京市之現行市價釐定。

董事認為，根據牛奶供應協議向三元集團購買鮮牛奶，以及該協議之條款屬公平合理，且對 貴集團之整體利益有利。

鑑於鮮牛奶之購買價乃參考北京市現行市價釐定，以及三元有第一優先權獲供應鮮牛奶，吾等認為，就持續關連交易而言，牛奶供應協議之條款對獨立股東乃屬公平合理，符合 貴集團之整體利益。

申請豁免

董事認為，持續關連交易之條款由三元與三元集團按公平原則磋商後釐定，對獨立股東而言乃屬公平合理。根據上市規則第14.26條之規定，持續關連交易須經獨立股東之批准。由於持續關連交易將按正常及持續基準進行，以及於 貴集團之一般及正常業務過程中產生，故董事認為，嚴格遵守上市規則第14章之規定對 貴公司而言乃不切實際及費時，而遵守有關規定所涉及之費用將不會對股東有利。

根據牛奶供應協議，三元集團有第一優先權將繼續向三元提供或安排供應鮮牛奶。誠如上文所述，三元根據牛奶供應協議就購買鮮牛奶而向三元集團支付之金額，不會超過 貴集團於有關年度資產淨值之5%。董事認為，於各財政年度，持續關連交易涉及之總金額將不會超過上限金額人民幣300,000,000元(相等於282,600,000港元)。

就公司監管而言，經考慮聯交所授出豁免，毋須嚴格遵守上市規則有關持續關連交易之披露及批准規定， 貴公司將遵守該通函第5至6頁所載之若干條件。倘持續關連交易超出貴集團於截至二零零四年十二月三十一日止三個年度各年內某一個財政年度之上限，則 貴公司將遵守上市規則之有關規定。

按照上述基準，吾等認為上述豁免申請之條件，有助監察持續關連交易，致使有關交易能根據公平合理之條款進行，而獨立股東之整體權益亦能獲得適當保障。

推薦意見

經考慮上述主要因素及原因後，吾等認為墊款及牛奶供應協議之條款對 貴公司及獨立股東乃屬公平合理，符合 貴集團之整體利益。因此，吾等建議獨立董事委員會推薦獨立股東投票贊成於股東特別大會上提呈之普通決議案，藉以批准墊款及牛奶供應協議。

此致

北京控股有限公司
獨立董事委員會 台照

代表
浩華融資亞洲有限公司
董事
林家威
謹啟

二零零二年六月十四日

1. 責任聲明

本通函之資料乃遵照上市規則而刊載，旨在提供有關本公司之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就其所深知及確信，本通函並無遺漏任何其他事實，致使當中所載任何聲明產生誤導。

2. 股本

於最後可行日期，本公司之法定及已發行股本如下：

		港元
法定		
2,000,000,000	股股份(於最後可行日期)	200,000,000
已發行		
622,500,000	股股份(於最後可行日期)	62,250,000

3. 披露權益

(a) 根據披露權益條例披露權益

於最後可行日期，董事於本公司或其任何聯營公司(定義見披露權益條例)之股份或其他證券中擁有須根據披露權益條例第28條知會本公司及聯交所之權益(包括根據披露權益條例第31條或附表第一部份彼等被當作或視為擁有之權益)，或根據披露權益條例第29條須載入該條例所述之登記冊內之權益，或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益如下：

董事於股份中之權益

於最後可行日期，按照本公司根據披露權益條例第29條存置之登記冊所載，董事及彼等之聯繫人士於本公司及其聯營公司已發行股本中擁有之權益如下：

董事姓名	權益性質	聯營公司名稱	所持股份數目
鄭萬河	個人	北京王府井百貨(集團)股份有限公司	45,738
李福成	個人	北京燕京啤酒股份有限公司	18,720

除上文所披露者外，於最後可行日期，按照本公司根據披露權益條例第29條存置之登記冊所載，就根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所而言，各董事或彼等之聯繫人士概無於本公司或其任何聯營公司(定義見披露權益條例)之股本或債券中擁有任何個人、家族、公司或其他權益。

董事購買股份或債券之權利

除下文「購股權計劃」一節所披露者外，於最後可行日期，各董事或彼等各自之配偶或未滿十八歲子女概無獲授任何其他權利，可透過購買本公司股份或債券之方式獲得利益，彼等亦無行使任何上述權利。本公司、其任何控股公司、附屬公司及同系附屬公司亦無訂立任何安排，致使任何董事能夠購買任何其他法人團體之有關權利。

購股權計劃

本公司設立購股權計劃(「該計劃」)，目的在於為本集團之業務作出貢獻之合資格參與者給予激勵及獎賞。董事可按酌情權邀請僱員(包括本集團之執行董事及任何成員公司)接納購股權，以每份1港元之價格認購本公司普通股。該計劃將於一九九七年五月十六日生效，除非以其他方式獲註銷或修訂，否則該計劃由該日期起計10年內一直有效。

根據該計劃目前獲准批授已行使購股權計劃之總數(「最高數目」)，相等於彼等行使時本公司隨時已發行股份之10%。倘購股權獲悉數行使，導致根據先前授予任何人士所有購股權及上述購股權本公司已發行及可予發行普通股總數超過最高數目之25%，則彼等不會獲授任何購股權。於最後可行日期，根據該計劃授出之購股權可予發行股份數目為19,950,000股，佔本公司於該日期已發行股份約3.2%。

購股權不得轉讓及屬承授人個人所有，可全部或部份行使或視為行使(視屬何情況而定)。

除購股權授出10年後不獲行使外，購股權之行使期將由董事酌情釐定。於該計劃批准日期後10年以上，概無授出任何購股權。

購股權之行使價由董事釐定，惟不得少於(i)普通股之面值；及(ii)緊接購股權授出日期前第五個交易日本公司普通股在聯交所之平均收市價之80%(以較高者為準)。

於最後可行日期，根據該計劃尚未行使之購股權如下：

董事姓名	獲授購股權所涉及之股份數目 (附註i)	獲授購股權所涉及之股份數目 (附註ii)
胡昭廣先生	400,000	3,600,000
白金榮先生	240,000	2,160,000
邢春華先生	240,000	2,160,000
鄭萬河先生	200,000	1,800,000
魏恩鴻先生	200,000	1,800,000
李福成先生	200,000	1,800,000
喬　雨先生(附註iii)	—	—
李中根先生	200,000	1,800,000
	1,680,000	15,120,000
僱員總數(附註iv)	320,000	2,830,000
	2,000,000	17,950,000

附註：

(i) 該等購股權於一九九八年三月三日授出，行使價為每股17.03港元。各董事及僱員就獲授購股權而支付之現金代價為1港元。該等購股權可於一九九八年九月一日起計十年內隨時行使。

(ii) 該等購股權於一九九八年六月二十三日授出，行使價為每股17.03港元。各董事及僱員就獲授購股權而支付之現金代價為1港元。該等購股權可分為九等份予以行使。第一批可於一九九九年一月一日起隨時行使，其後每年之一月一日起即可行使多一批購股權。該等購股權(以尚未行使者為限)將於二零零七年一月一日起一律可予以行使，倘因任何原因未獲行使，則將於二零零九年一月一日失效。

(iii) 由於喬雨先生於二零零一年八月二十日呈辭，其於一九九八年三月三日(200,000份購股權)及於一九九八年六月二十三日(1,800,000份購股權)獲授合共2,000,000份購股權已於二零零一年八月三十日失效。

(iv) 由於年內有若干僱員呈辭，彼等於一九九八年三月三日(30,000份購股權)及於一九九八年六月二十三日(540,000份購股權)獲授合共570,000份購股權已於二零零一年失效。

除上文所述者外，於最後可行日期，根據北京發展（香港）有限公司（「北京發展」），於聯交所上市之本公司間接全資附屬公司）之購股權計劃，董事可認購北京發展股份之購股權權益如下：

董事姓名	所持購股權數目
熊大新先生	2,800,000
白金榮先生	2,600,000

該等購股權於二零零一年六月十九日以每份1.13港元之行使價授出。購股權可分為二或三等份予以行使。第一批可於二零零二年一月一日起隨時行使，其後之每年一月一日起即可行使多一批購股權。該等購股權倘因任何原因未獲行使，則將於二零零六年六月二十六日失效。年內概無行使該等購股權之任何部份。

已授出購股權之財務影響並無記錄於本公司或本集團之資產負債表，直至有關購股權獲行使為止，彼等之原值亦無於損益賬或資產負債表中扣除。於購股權行使時，導致本公司之已發行股份記錄為股份面值之額外股本，而每股行使價超出股份面值之差額則記錄於本公司之股份溢價賬。於行使日期前已失效或註銷之購股權將於尚未行使購股權之登記冊內刪除。

董事認為，披露於二零零一年授予董事北京發展購股權予董事購股權之理論值並不合適，原因為多項對估值尤為重要之因素實屬主觀及未許確定。因此，根據多項預測假設而對購股權所作之任何估值將毫無意義及含誤導成份。

(b) **執行董事之服務合約**

除劉凱先生外，所有執行董事均與本公司訂有服務合約，截至最後可行日期為止，每份合約尚有約十二個月時間方告屆滿。劉凱先生與本公司訂有服務合約，由二零零一年一月十五日起計為期三年。

除上文所披露者外，各董事概無與本集團任何成員公司訂有或擬訂立任何本集團於一年內毋須賠償（法定賠償除外）則不可終止之服務合約。

(c) 於最後可行日期，各董事概無於本公司或其任何附屬公司所訂立而於本通函刊發日期仍然有效且對本集團業務而言屬重要之任何合約或安排中擁有重大權益。

(d) 於最後可行日期，各董事或浩華融資概無於本集團任何成員公司自二零零一年十二月三十一日(即本公司編製最近期公佈之經審核賬目日期)以來所購入或出售或租賃或擬購入或出售或租賃之任何資產中直接或間接擁有任何權益。

(e) 於最後可行日期，浩華融資並無於本集團任何成員公司中擁有任何股權或可認購或提名他人認購本集團任何成員公司證券之權利(無論是否可依法執行)。

4. 主要股東

於最後可行日期，按照本公司根據披露權益條例第16(1)條規定存置之主要股東登記冊所載，且就本公司董事及行政總裁所知，於附有權利可在任何情況下於本集團任何成員公司股東大會上投票之任何類別股本中直接或間接擁有面值10%或以上權益之唯一人士(並非本公司董事或行政總裁)及其於上述證券中擁有之權益數目，連同有關股本之任何購股權詳情如下：

名稱	股份數目	已發行股份總數百分比
Modern Orient Limited(「MOL」)	90,050,000	14.47
BEIL(附註i)	384,000,000	61.69
京泰實業(集團)有限公司(「京泰實業」)(附註ii)	391,577,000	62.84

附註：

(i) 所披露之權益包括由 MOL 擁有之股份。MOL 由 BEIL 直接持有其全部股權。因此，BEIL 被視為擁有 MOL 所持股份權益。

(ii) 所披露之權益包括由 BEIL 及 MOL 擁有之股份。BEIL 為 MOL 之控股公司，而京泰實業間接持有 BEIL 50.37%股權。因此，京泰實業被視為擁有 BEIL 及 MOL 所持股份之權益。

除本文所披露者外，就董事所知，於最後可行日期，概無任何其他人士直接或間接擁有須根據披露權益條例第16(1)條予以記錄之本集團任何成員公司已發行股本或任何有關上述股本之購股權10%或以上之權益。

5. 重大變動

於最後可行日期，就董事所知，自二零零一年十二月三十一日(即本公司編製最近期公佈之經審核賬目日期)以來，本集團之財務或貿易狀況概無出現任何重大不利變動。

6. 其他事項

(a) 提供本通函所載意見之專業人士之資歷如下：

名稱　：　浩華融資

資歷　：　根據香港法例第333章證券條例註冊之投資顧問

(b) 浩華融資已就刊發本通函發出同意書，同意以本通函之形式及涵義轉載其函件及引述其名稱，且迄今並無撤回上述同意書。

(c) 浩華融資發出之函件於本通函刊發日期可供查閱。

(d) 本公司之公司秘書為譚振輝先生，彼乃特許會計師公會資深會員兼香港會計師公會會員。

(e) 本公司之股份過戶登記處為登捷時有限公司，地址為香港中環夏慤道10號和記大廈4樓。

(f) 本公司之註冊辦事處位於香港干諾道中168－200號信德中心西座34樓。

(g) 本通函之中英文本如有歧異，概以英文本為準。

7. 備查文件

下列文件於本通函刊發日期起至二零零二年六月二十八日（包括當日）止之一般營業時間內，在本公司之註冊辦事處可供查閱：

(a) 墊款協議；

(b) 牛奶供應協議；

(c) 浩華融資致獨立董事委員會之意見書，全文載於本通函第9至13頁；

(d) 獨立董事委員會函件，全文載於本通函第14頁；

(e) 本附錄第6(b)段所述浩華融資之同意書；及

(f) 本附錄第3(b)段所述之服務合約。

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED
(根據公司條例於香港註冊成立之有限公司)

茲通告北京控股有限公司(「本公司」)謹訂於二零零二年七月四日星期四上午十時正假座香港干諾道中168－200號信德中心西座34樓(本公司註冊辦事處)舉行股東特別大會，藉以考慮及酌情通過(不論有否修訂)下列決議案為普通決議案：

普通決議案

「**動議**通過墊款及牛奶供應協議(定義見本公司於二零零二年六月十四日寄發予股東之通函)。」

承董事會命
公司秘書
譚振輝

香港，二零零二年六月十四日

註冊辦事處：
香港
干諾道中168－200號
信德中心
西座34樓

附註：

1. 凡有權出席股東特別大會並於會上投票之股東，均有權委任一位(最多兩位)代表代其出席大會及投票。受委任代表毋須為本公司股東。

2. 隨附一份股東特別大會所用之代表委任表格。

3. 代表委任表格連同妥為簽署之授權書或其他授權文件(如有)或由公證人簽署證明之授權書或授權文件副本，須於股東特別大會或其任何續會之指定舉行時間四十八小時前交回本公司之股份過戶登記處登捷時有限公司(地址為香港中環夏慤道10號和記大廈4樓)，方為有效。填妥及交回代表委任表格後，股東仍可親身出席股東特別大會或其任何續會，並於會上投票。

4. Beijing Enterprises (Diary) Limited、北京三元食品股份有限公司、北京三元集團總公司及彼等之聯繫人士(定義見香港聯合交易所有限公司證券上市規則)須於大會上棄權投票。